EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

INTEGRATED ELECTRICAL SERVICES, INC.,

MISCOR GROUP, LTD.

AND

IES SUBSIDIARY HOLDINGS, INC.

Dated as of March 13, 2013

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (as amended, supplemented or modified from time to time, this “Agreement”), dated as of March 13, 2013, is by and among Integrated Electrical Services, Inc., a Delaware corporation (“Parent”), IES Subsidiary Holdings, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”), and MISCOR Group, Ltd., an Indiana corporation (the “Company”).

Recitals

WHEREAS, the boards of directors of each of Parent, Merger Sub and the Company (each a “Party,” and collectively, the “Parties”) have approved this Agreement and the merger of the Company with and into Merger Sub, with Merger Sub continuing as the surviving corporation, upon the terms and subject to the conditions of this Agreement and the Delaware General Corporation Law, as amended (the “DGCL”), and the Indiana Business Corporation Law, as amended (the “IBCL”);

WHEREAS, the boards of directors of each of Parent, Merger Sub and the Company have determined that the Merger (as defined below), this Agreement and the transactions contemplated hereby are advisable and in the best interests of their respective companies and stockholders;

WHEREAS, for federal income Tax purposes, it is intended that (i) the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and the rules and Treasury Regulations (as defined below) promulgated thereunder and (ii) this Agreement constitute a Plan of Reorganization within the meaning of Section 368 of the Internal Revenue Code; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to set forth various conditions to the consummation of the Merger;

NOW, THEREFORE, for and in consideration of the recitals and the mutual covenants and agreements set forth in this Agreement, the Parties agree as follows:

Article 1

Definitions

Section 1.1 Defined Terms. As used in this Agreement, capitalized terms shall have the meanings set forth below or shall have the meanings set forth for such terms in the sections of this Agreement referenced below:

“Acquired Companies” means the Company and each of the Company’s Subsidiaries.

“Acquisition Proposal” means, for any Person, any Contract, proposal, offer or other inquiry or indication of interest (regardless of whether in writing and regardless of whether delivered to the stockholders) relating to any of the following (other than the transactions contemplated by this Agreement or the Merger): (a) any merger, reorganization, share exchange, take-over bid, tender offer, recapitalization, consolidation, liquidation, dissolution or other business combination, purchase or similar transaction or series of transactions involving such Person or its Subsidiaries relating to any direct or indirect acquisition of 20% or more of the assets, net revenues or net income of such Person and its Subsidiaries, taken as a whole (as of, or for the twelve (12) month period ended on, the last day of such Person’s last completed fiscal quarter, as applicable); (b) the sale, lease, exchange, transfer or other disposition, directly or indirectly, of any business or assets that generate 20% or more of the consolidated net revenues or net income or of assets representing 20% or more of the book value of the consolidated assets, of such Person and its Subsidiaries, taken as a whole (as of, or for the twelve (12) month period ended on, the last day of such Person’s last completed fiscal quarter, as applicable), or any license, lease, exchange, mortgage, pledge or other agreement or arrangement having a similar economic effect, in each case in a single transaction or a series of related transactions; or (c) any direct or indirect acquisition of, or tender offer or exchange offer that if consummated would result in the acquisition of, beneficial ownership (as defined in Section 13(d) of the Exchange Act) or any direct or indirect acquisition or purchase of the right to acquire beneficial ownership (as defined in Section 13(d) of the Exchange Act) by any Person or any “group” (as defined in the Exchange Act) of 20% or more of the shares of any class of the issued and outstanding Equity Interests of such Person, whether in a single transaction or a series of related transactions.

“Affected Employee” has the meaning given to such term in Section 5.14.

“Affiliate” means, with respect to any Person, each other Person that directly or indirectly Controls, is Controlled by, or is under common Control with such Person.

“Agreement” has the meaning given to such term in the preamble.

“Benefit Plan” means any qualified or non-qualified employee benefit plan, program, policy, practice, agreement, Contract or other arrangement, regardless of whether written, regardless of whether U.S.-based, including any “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA (including post-retirement medical and life insurance), any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (regardless of whether such plan is subject to ERISA), including any multiemployer plan (as defined in Section 3(37) of ERISA) or multiple employer plan (as defined in Section 413 of the Internal Revenue Code), any employment or severance agreement or other arrangement, and any employee benefit, bonus, incentive, deferred compensation, profit sharing, vacation, stock, stock purchase, stock option, severance, change of control, fringe benefit or other plan, program, policy, practice, agreement, Contract, or other arrangement, regardless of whether subject to ERISA and regardless of whether funded.

“Business Day” means any day other than a Saturday, Sunday or any day on which banks in the State of Texas are authorized or required by federal Law to be closed.

“Cash Consideration” has the meaning given to such term in Section 2.4(a)(i).

“Cash Election Shares” has the meaning given to such term in Section 2.5(b).

“Certificate of Merger” means the certificate of merger, prepared and executed in accordance with the applicable provisions of the DGCL and this Agreement, filed with the Secretaries of State of the State of Delaware and the State of Indiana to effect the Merger.

“Claim” has the meaning given to such term in Section 5.13(b).

“Closing” has the meaning given to such term in Section 2.7.

“Closing Date” has the meaning given to such term in Section 2.7.

“Company” has the meaning given to such term in the preamble.

“Company Acquisition Agreement” has the meaning given to such term in Section 5.4(d)(iii).

“Company Acquisition Proposal” means an Acquisition Proposal with respect to the Company.

“Company Acquisition Proposal Recommendation” has the meaning given to such term in Section 5.4(d)(iii).

“Company Adverse Recommendation Change” has the meaning given to such term in Section 5.4(d)(iii).

“Company Benefit Plan” means a Benefit Plan (a) providing benefits to (i) any current or former employee, officer or director of the Company or any of its Subsidiaries or ERISA Affiliates or (ii) any beneficiary or dependent of any such employee, officer or director, (b) in which any of the foregoing is a participant, (c) that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries or ERISA Affiliates or to which the Company or any of its Subsidiaries or ERISA Affiliates is a party or is obligated to contribute, or (d) with respect to which the Company or any of its Subsidiaries or ERISA Affiliates has any liability, whether direct or indirect, contingent or otherwise.

“Company Board” means the board of directors of the Company.

“Company Certificate” means a certificate representing a share or shares of Company Common Stock or other appropriate evidence of a share or shares of Company Common Stock issued in book-entry form.

“Company Charter Documents” has the meaning given to such term in Section 3.1.

“Company Common Stock” means the common stock, no par value per share, of the Company.

“Company Credit Agreement” means that certain secured revolving credit agreement between the Company and PNC Bank, National Association, styled “Loan Agreement,” along with ancillary agreements, executed on December 24, 2012.

“Company Disclosure Letter” has the meaning given to such term in the introduction to Article 3.

“Company Employees” means the individuals who are employed as employees by the Company or any of its Affiliates immediately prior to the Effective Time who remain employed as employees of Parent or any of its Affiliates after the Effective Time.

“Company Financial Statements” has the meaning given to such term in Section 3.7(a).

“Company Incentive Plan” has the meaning given to such term in Section 3.3(a).

“Company Information” has the meaning given to such term in Section 5.3(b).

“Company Leased Real Property” means real property leased by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.

“Company Material Contracts” has the meaning given to such term in Section 3.14(a).

“Company Meeting” means a meeting of the stockholders of the Company duly called and held for the purpose specified in the Proxy Statement/Prospectus, including the Company Proposal.

“Company Minority Approval” has the meaning given to such term in Section 6.1(b).

“Company Owned Real Property” means real property owned by the Company or any of its Subsidiaries.

“Company Permits” has the meaning given to such term in Section 3.5(b).

“Company Preferred Stock” means the preferred stock of the Company, no par value per share.

“Company Proposal” means the proposal to approve this Agreement, which proposal is to be presented to the stockholders of the Company in the Proxy Statement/Prospectus.

“Company Real Property” means the Company Leased Real Property and the Company Owned Real Property.

“Company Regulatory Filings” has the meaning given to such term in Section 3.6(b).

“Company Reports” has the meaning given to such term in Section 3.7(a).

“Company Representative” means a Representative of the Company or its Subsidiaries.

“Company Restricted Stock” has the meaning given to such term in Section 2.4(d).

“Company Stock Option” means an option issued and outstanding immediately prior to the Effective Time to acquire shares of Company Common Stock granted to an employee or non–employee director of the Company pursuant to a Company Incentive Plan.

“Company Subsidiary” means a Subsidiary of the Company.

“Company Subsidiary Charter Documents” means the certificate of incorporation, articles of incorporation, certificate of formation, certificate of limited partnership, bylaws, limited liability company agreement, operating agreement, partnership agreement or other governing or organizational documents of each of the Company Subsidiaries.

“Company Superior Proposal” means a Company Acquisition Proposal that is a Superior Proposal.

“Company Tontine Affiliates” means those affiliates of Tontine Capital Management, L.L.C. that own common stock of Company.

“Confidentiality Agreement” means the Mutual Nondisclosure Agreement, dated as of February 28, 2013, between the Company and Parent.

“Contract” means any agreement, arrangement, commitment or instrument, written or oral, including, without limitation, any loan or credit agreement or other agreement evidencing Indebtedness, promissory note, bond, mortgage, indenture, guarantee, permit, lease, sublease, license, agreement to render services, or other agreement, arrangement, commitment or instrument evidencing rights or obligations of any kind or nature, including all amendments, modifications, supplements and options relating thereto.

“Control” (and related terms) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock, by contract, credit arrangement or otherwise.

“D&O Insurance” has the meaning given to such term in Section 5.13(c).

“DGCL” has the meaning given to such term in the Recitals.

“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the Parent Disclosure Letter.

“Dissenting Shares” means any shares of Company Common Stock held by a Dissenting Stockholder as of the Effective Time.

“Dissenting Stockholder” means any holder of shares of Company Common Stock who does not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands a judicial appraisal of the fair value of such stockholder’s shares pursuant to, and otherwise complies in all respects with, the provisions of Section 23-1-44 et seq. of the IBCL.

“Effective Time” has the meaning given to such term in Section 2.8.

“Election Deadline” has the meaning given to such term in Section 2.5(b).

“Election Form” has the meaning given to such term in Section 2.5(a).

“Election Form Record Date” has the meaning given to such term in Section 2.5(a).

“Enterprise Value” means Twenty-Four Million Dollars ($24,000,000).

“Environmental, Health and Safety Laws” means any Laws relating to (a) emissions, discharges, releases or threatened releases of Hazardous Materials into the environment, including into ambient air, soil, sediments, land surface or subsurface, buildings or facilities, surface water, groundwater, publicly-owned treatment works, or septic systems, (b) the generation, treatment, storage, disposal, use, handling, manufacturing, recycling, transportation or shipment of Hazardous Materials, (c) occupational health and safety, or (d) the pollution of the environment, solid waste handling, treatment or disposal, reclamation or remediation activities, or protection of environmentally sensitive areas.

“Equity Interests” means (a) with respect to a corporation, any and all shares, interests, participation, phantom stock plans or arrangements or other equivalents (however designated) of corporate stock, including all common stock, preferred stock and other equity and voting interests, and warrants, options, calls, subscriptions or other convertible securities or other rights to acquire any of the foregoing, and (b) with respect to a partnership, limited liability company or similar Person, any and all units, membership or other interests, including rights to purchase, warrants, options, calls, subscriptions or other equivalents of, or other interests convertible into, any beneficial or legal ownership interest in such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any regulations promulgated pursuant thereto.

“ERISA Affiliate” means any trade or business, regardless of whether incorporated, which is required to be treated as a single employer together with an entity pursuant to Section 414(b), (c), (m) or (o) of the Internal Revenue Code or Section 4001(b)(1) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning given to such term in Section 2.6(a).

“Exchange Fund” has the meaning given to such term in Section 2.6(a).

“Exchange Ratio” has the meaning given to such term in Section 2.4(a)(i).

“Funded Debt” has the meaning given to such term in the Company Credit Agreement, as in effect on the date hereof.

“GAAP” means generally accepted accounting principles, as recognized by the U.S. Financial Accounting Standards Board (or any generally recognized successor).

“Governmental Authority” means any national, state, local, county, parish or municipal government, domestic or foreign, any agency, board, bureau, commission, court, tribunal, subdivision, department or other governmental or regulatory authority or instrumentality, or any arbitrator in any case that has jurisdiction over any of the Acquired Companies or Parent Companies, as the case may be, or any of their respective properties or assets.

“Hazardous Material” means any chemical, pollutant, contaminant, material, waste or substance regulated by any Governmental Authority or subject to liability under any Environmental, Health and Safety Law, including, but not limited to, any hazardous waste, hazardous substance, toxic substance, radioactive material (including any naturally occurring radioactive material), asbestos-containing materials in any form or condition, polychlorinated biphenyls in any form or condition, or petroleum, petroleum hydrocarbons, petroleum products or any fraction or byproducts thereof.

“IBCL” has the meaning given to such term in the Recitals.

“Indebtedness” of any Person means and includes any obligations consisting of (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (b) amounts owing as deferred purchase price for property or services, including “earn-out” payments, (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security, (d) commitments or obligations by which such Person assures a creditor against loss, including contingent reimbursement obligations with respect to letters of credit, (e) payment obligations secured by a Lien, other than a Permitted Lien, on assets or properties of such Person, (f) obligations to repay deposits or other amounts advanced by and owing to third parties, (g) obligations under capitalized leases, (h) obligations under any interest rate, currency or other hedging agreement or derivatives transaction, (i) guarantees or other contingent liabilities with respect to any amounts of a type described in clauses (a) through (h) above, and (j) any change of control payments or prepayment premiums, penalties, charges or equivalents thereof with respect to any indebtedness, obligation or liability of a type described in clauses (a) through (i) above that are required to be paid at the time of, or the payment of which would become due and payable solely as a result of, the execution of this Agreement or the consummation of the transactions contemplated by this Agreement at such time, in each case determined in accordance with GAAP; provided, however, that Indebtedness shall not include accounts payable to trade creditors and accrued expenses arising in the ordinary course of business consistent with past practice and shall not include the endorsement of negotiable instruments for collection in the ordinary course of business.

“Indemnified Parties” has the meaning given to such term in Section 5.13(b).

“Intellectual Property” means all United States and foreign (a) patents and patent applications and all reissues, renewals, divisions, extensions, provisionals, continuations and continuations in part thereof, (b) inventions (regardless of whether patentable), invention disclosures, trade secrets, proprietary information, industrial designs and registrations and applications, mask works and applications and registrations therefor, (c) copyrights and copyright applications and corresponding rights, (d) trade dress, trade names, logos, URLs, common law trademarks and service marks, registered trademarks and trademark applications, registered service marks and service mark applications, (e) domain name rights and registrations, (f) databases, customer lists, data collections and rights therein, and (g) confidentiality rights or other intellectual property rights of any nature, in each case throughout each jurisdiction in which the Company or Parent, as the case may be, does business.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended.

“IRS” has the meaning given to such term in Section 3.11(b).

“Knowledge” (including with correlative meaning, “Knows” and “Known”) means, with respect to the Company, the actual knowledge of John Martell, Michael Moore, Marc Valentin and James DePew, and with respect to Parent, the actual knowledge of James Lindstrom and Robert Lewey; provided that in each case, “actual knowledge” shall be deemed to include the knowledge that such person would reasonably be expected to obtain in the course of diligently performing his duties for the Company or Parent, as the case may be.

“Law” means any federal, state, local or foreign statute, code, common law, ordinance, rule, regulation, permit, consent, approval, license, judgment, Order, writ, decree, injunction or other authorization, treaty, convention, or governmental certification requirement of any Governmental Authority.

“Lien” means any lien, mortgage, security interest, indenture, deed of trust, pledge, deposit, restriction, burden, lien, license, lease, sublease, right of first refusal, right of first offer, charge, privilege, easement, right of way, reservation, option, preferential purchase right, right of a vendor under any title retention or conditional sale agreement, or other arrangement substantially equivalent thereto, in each case regardless of whether relating to the extension of credit or the borrowing of money.

“Mailing Date” has the meaning given to such term in Section 2.5(a).

“Material Adverse Effect” means, with respect to any Person, any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects or occurrences, has had or caused or would reasonably be expected to have or cause a material adverse effect on the assets, properties, business, results of operations or financial condition of such Person and its Subsidiaries, taken as a whole, or that would reasonably be expected to prevent, materially delay or materially impair the ability of such Person to consummate the Merger in the timeframe contemplated hereby, but shall not include (a) facts, circumstances, events, changes, effects or occurrences generally affecting (i) the industry in which such Person and its Subsidiaries operate or (ii) the economy or the financial, securities or credit markets in the U.S. or elsewhere in the world, including any regulatory or political conditions or developments, or any outbreak or escalation of hostilities or declared or undeclared acts of war, terrorism or insurrection, to the extent any such facts, circumstances, events, changes, effects or occurrences do not disproportionately affect the assets, properties, business, results of operations or financial condition of such Person and its Subsidiaries, taken as a whole, relative to other industry participants, (b) facts, circumstances, events, changes, effects or occurrences to the extent directly resulting from the announcement of the execution of this Agreement or the consummation or the pendency of the Merger (other than any breach, violation, default, event of default or event of acceleration (or any event or circumstance that with notice, lapse of time or both would be or constitute a breach, violation, default, event of default or event of acceleration) or right of first offer, right of first refusal or preferential right to purchase that occurs, becomes exercisable or is otherwise triggered upon or as a result of the execution of this Agreement or the consummation of the Merger), (c) fluctuations in the price or trading volume of shares of any trading stock of such Person (provided, however, that the exception in this clause (c) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, effect or occurrence underlying such fluctuation has resulted in, or contributed to, a Material Adverse Effect with respect to such Person), (d) facts, circumstances, events, changes, effects or occurrences to the extent resulting from any changes in Law or in GAAP (or the interpretation thereof) after the date hereof, unless any such changes disproportionately affect the assets, properties, business, results of operations or financial condition of such Person and its Subsidiaries, taken as a whole, relative to other industry participants, (e) facts, circumstances, events, changes, effects or occurrences resulting from any failure to take any action expressly prohibited by this Agreement, or the specific taking of any action at the written direction or with the written consent of another Party to this Agreement or expressly required by this Agreement, (f) facts, circumstances, events, changes, effects or occurrences resulting from expenses incurred in connection with this Agreement, (g) any Claim made or brought by any holder of Company Common Stock (on the holder’s own behalf or on behalf of the Company) arising out of or related to this Agreement, the Merger or any of the transactions contemplated hereby, or (h) facts, circumstances, events, changes, effects or occurrences resulting from any failure to meet internal or analysts’ estimates or projections (provided that the exception in this clause (h) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, effect or occurrence underlying or causing such failure has resulted in, or contributed to, a Material Adverse Effect).

“Maximum Amount” has the meaning given to such term in Section 5.13(c).

“Maximum Cash Amount” has the meaning given to such term in Section 2.5(d).

“Merger” means the merger of the Company with and into Merger Sub under the DGCL and IBCL, with Merger Sub continuing as the surviving corporation, upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the requirements of the DGCL and IBCL.

“Merger Consideration” has the meaning given to such term in Section 2.4(a)(i).

“Merger Consideration Determination Date” means the fifteenth Business Day prior to the Closing Date (not counting the Closing Date).

“Merger Consideration Press Release” has the meaning given to such term in Section 5.20 (b).

“Merger Sub” has the meaning given to such term in the preamble.

“Merger Sub Charter Documents” has the meaning given to such term in Section 4.1.

“NASDAQ” means The Nasdaq Stock Market.

“Net Debt” means the average, over the thirty-day period ending on the Merger Consideration Determination Date, of the sum of the Company’s then-outstanding (i)Funded Debt; plus (ii) other Company debt, if any, not including ordinary trade payables on each such day determined in accordance with the example and using the same methodologies as set forth on Exhibit 1.1, which sets forth the Net Debt of the Company as of February 24, 2013.

“Net Debt Certificate” has the meaning given to such term in Section 5.20.

“Non-Election Shares” has the meaning given to such term in Section 2.5(b).

“Order” means any order, writ, fine, injunction, decree, judgment, award or enforceable determination of any Governmental Authority.

“Outstanding Shares” shall be the total number of shares of Company Common Stock together with any warrants, options, or other securities that are exercisable for or convertible into Company Common Stock that have not been exercised or converted into Company Common Stock as of Merger Consideration Determination Date.

“Parent” has the meaning given to such term in the preamble.

“Parent Benefit Plan” means a Benefit Plan (a) providing benefits to (i) any current or former employee, officer or director of Parent or any of its Subsidiaries or ERISA Affiliates or (ii) any beneficiary or dependent of any such employee, officer or director, (b) in which any of the foregoing is a participant, (c) that is sponsored, maintained or contributed to by Parent or any of its Subsidiaries or ERISA Affiliates or to which Parent or any of its Subsidiaries or ERISA Affiliates is a party or is obligated to contribute, or (d) with respect to which Parent or any of its Subsidiaries or ERISA Affiliates has any liability, whether direct or indirect, contingent or otherwise.

“Parent Board” means the board of directors of Parent.

“Parent Certificate” means a certificate representing a share or shares of Parent Common Stock or other appropriate evidence of a share or shares of Parent Common Stock issued in book-entry form.

“Parent Charter Documents” has the meaning given to such term in Section 4.1.

“Parent Common Stock” means the common stock, par value $0.01 per share, of Parent, including the associated preferred stock purchase right issued pursuant to the Parent Rights Agreement.

“Parent Common Stock Value” has the meaning given to such term in Section 2.4(a)(i).

“Parent Companies” means Parent and each of the Parent Subsidiaries.

“Parent Credit Agreement” means the Credit and Security Agreement, dated August 9, 2012, by and among Parent, certain subsidiaries of Parent, Wells Fargo Bank, National Association and the lenders party thereto, as amended.

“Parent Disclosure Letter” has the meaning given to such term in the introduction to Article 4.

“Parent Financial Statements” has the meaning given to such term in Section 4.7(a).

“Parent Incentive Plans” means the Amended and Restated 2006 Equity Incentive Plan and the Long Term Incentive Plan of Parent, each as amended.

“Parent Information” has the meaning given to such term in Section 5.3(a).

“Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.

“Parent Meeting” means a meeting of the stockholders of Parent duly called and held for the purposes set forth in the Proxy Statement/Prospectus, including the Parent Proposal.

“Parent Minority Approval” has the meaning given to such term in Section 6.1(b).

“Parent Permits” has the meaning given to such term in Section 4.5(b).

“Parent Preferred Stock” means the preferred stock of Parent, par value $0.01 per share.

“Parent Proposal” means the proposal to approve the issuance of Parent Common Stock in the Merger, which proposal is to be presented to the stockholders of Parent in the Proxy Statement/Prospectus.

“Parent Regulatory Filings” has the meaning given to such term in Section 4.6(b).

“Parent Reports” has the meaning given to such term in Section 4.7(a).

“Parent Representative” means a Representative of Parent or its Subsidiaries.

“Parent Revised Offer” has the meaning given to such term in Section 5.4(e)(ii).

“Parent Stock Consideration” has the meaning given to such term in Section 2.4(a)(i).

“Parent Subsidiary” means a Subsidiary of Parent identified on the Parent Disclosure Letter.

“Parent Subsidiary Charter Documents” means the certificate of incorporation, articles of incorporation, certificate of formation, certificate of limited partnership, bylaws, limited liability company agreement, operating agreement, partnership agreement or other governing or organizational documents of each of the Parent Subsidiaries.

“Parent Tontine Affiliates” means those affiliates of Tontine Capital Management, L.L.C. that own common stock of Parent.

“Parties” has the meaning given to such term in the Recitals.

“Party” has the meaning given to such term in the Recitals.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Liens” means (a) Liens for Taxes, assessments or other governmental charges or levies that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established and described in the applicable Disclosure Letter, (b) Liens in connection with workmen’s compensation, unemployment insurance or other social security, old age pension or public liability obligations not yet due or which are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established and described in the applicable Disclosure Letter, (c) operators’, vendors’, suppliers’, carriers’, warehousemen’s, repairmen’s, mechanics’, workmen’s, materialmen’s, or construction Liens (during repair or upgrade periods) or other like Liens arising by operation of Law in the ordinary course of business or statutory landlord’s Liens, each of which is in respect of obligations that have not been outstanding more than 90 days (so long as no action has been taken to file or enforce such Liens within said 90-day period) or which are being contested in good faith, (d) Liens described in the applicable Disclosure Letter or (e) any other Lien, encumbrance or other imperfection of title that does not materially affect the value or use of the property subject thereto.

“Person” means any natural person, corporation, company, limited or general partnership, joint stock company, joint venture, association, limited liability company, trust, bank, trust company, land trust, business trust or other entity or organization, regardless of whether a Governmental Authority.

“Proxy Statement/Prospectus” means the joint proxy statement in definitive form relating to the Company Meeting and the Parent Meeting, which joint proxy statement will be included in the prospectus contained in the Registration Statement.

“Registration Statement” means the Registration Statement on Form S-4 to be filed by Parent in connection with the issuance of Parent Common Stock in the Merger.

“Regulatory Filings” has the meaning given to such term in Section 5.8(a).

“Related Documents” has the meaning given to such term in Section 3.2(a).

“Representative” means any director, officer, employee, agent, advisor (including legal, accounting and financial advisors) or other representative.

“Required Company Vote” has the meaning given to such term in Section 3.23.

“Required Parent Vote” has the meaning given to such term in Section 4.15.

“Responsible Officers” means, with respect to each Party, the Chief Executive Officer and the Chief Financial Officer or, in the case of the Company, the Chief Accounting Officer, of such Party.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“SOX” means the Sarbanes-Oxley Act of 2002, as amended.

“Stock Designated Shares” has the meaning given to such term in Section 2.5(d).

“Stock Election Shares” has the meaning given to such term in Section 2.5(b).

“Subsidiary” means for any Person at any time (a) any corporation of which such Person owns, either directly or through its Subsidiaries, a majority of the total combined voting power of all classes of voting securities of such corporation, or (b) any partnership, association, joint venture, limited liability company or other business organization, regardless of whether such constitutes a legal entity, in which such Person directly or indirectly owns a majority of the total Equity Interests, or, in the case of a limited partnership, a majority of the total equity interests of the general partner of such limited partnership.

“Superior Proposal” means a bona fide written Acquisition Proposal (with all percentages used in the definition of Acquisition Proposal increased to 75% for purposes of this definition) made by a Third Party after the date of this Agreement through the Effective Time (or such earlier date that this Agreement is terminated in accordance with the terms set forth herein), if the Company Board determines in good faith (after considering the advice of its independent financial advisors and its outside legal counsel and taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal) that such Acquisition Proposal is more favorable to the holders of the Company Common Stock than the transactions contemplated by this Agreement taking into account (a) any amounts payable pursuant to Section 7.3 and any Parent Revised Offer, and (b) the anticipated timing, conditions (including any financing condition) and prospects for completion of such Acquisition Proposal.

“Surviving Corporation” has the meaning given to such term in Section 2.2.

“Tax” or “Taxes” (including with correlative meaning, “Taxable”) means (a) any federal, foreign, state, local or other tax, assessment, duty, fee, levy or other governmental charge of any kind whatsoever imposed by a taxing authority, together with and including, without limitation, any and all interest, fines, penalties, assessments and additions to tax resulting from, relating to, or incurred in connection with any such tax or any contest or dispute thereof, (b) any liability for the payment of any amount of the type described in the immediately preceding clause (a) as a result of being a member of a consolidated, affiliated, unitary or combined group with any other corporation or entity at any time prior to and through the Closing Date, and (c) any liability for the payment of any amount of the type described in the preceding clauses (a) or (b) as a result of a contractual obligation to any other Person or of transferee, successor or secondary liability.

“Tax Return” means any report, return, document, declaration or other information (including any attached schedules and any amendments to such report, return, document, declaration or other information) required to be supplied to or filed with any tax authority with respect to any Tax, including an information return and any document with respect to or accompanying payments, deposits or estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Termination Date” means August 31, 2013 or such later date to which the “Termination Date” shall be extended pursuant to Section 5.5.

“Third Party” means a Person other than any of the Acquired Companies or any of the Parent Companies.

“Treasury Regulations” means the regulations promulgated by the United States Treasury Department under the Internal Revenue Code.

“U.S.” means the United States of America.

“Voting Debt” of any Person, means any bonds, debentures, promissory notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for Equity Interests having the right to vote) with the stockholders of such Person on any matter.

Section 1.2 References, Construction and Titles.

(a) All references in this Agreement to Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement, unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular Article, Section, subsection or subdivision unless expressly so limited. The words “this Article” and “this Section,” and words of similar import, refer only to the Article or Section hereof in which such words occur.

(b) The word “or” is not exclusive, and the word “including” (in its various forms) means including without limitation. Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.

(c) The Parties have participated jointly in negotiating and drafting this Agreement. In the event an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision(s) of this Agreement.

(d) Provisions hereof referring to delivery of documents by one Party to another Party prior to the date hereof shall be deemed to refer to either actual physical delivery of such documents or making such documents available for review in a data room or computer based virtual data room at least three Business Days prior to the date hereof.

Article 2

The Merger

Section 2.1 The Merger. On the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of this Agreement, the Certificate of Merger, the DGCL and the IBCL, at the Effective Time, the Company shall be merged with and into Merger Sub.

Section 2.2 Effect of the Merger. Upon the effectiveness of the Merger, the separate corporate existence of the Company shall cease and Merger Sub shall be the surviving entity in the Merger (referred to from time to time herein as the “Surviving Corporation”). Merger Sub shall continue its corporate existence under the Laws of the State of Delaware with all its rights, privileges, immunities and franchises continuing unaffected by the Merger. The Merger shall have the effects specified in this Agreement, the DGCL and the IBCL.

Section 2.3 Governing Instruments, Directors and Officers of the Surviving Corporation.

(a) The certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until subsequently amended in accordance with applicable Law.

(b) The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until subsequently amended in accordance with applicable Law.

(c) The directors and officers of Merger Sub at the Effective Time shall continue as directors and officers, respectively, of the Surviving Corporation from the Effective Time until their respective successors have been duly elected or appointed in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and applicable Law.

Section 2.4 Conversion of Securities.

(a) Company Common Stock.

(i) At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Parent, the Company or any holder thereof, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding Dissenting Shares and shares to be cancelled pursuant to Section 2.4(b)) shall be converted into the right to receive, at the election of the holder as provided in and subject to Section 2.5, either (1) a per-share dollar amount, which amount shall not be less than $1.415 per share, equal to the quotient of (i) the excess of Enterprise Value over Net Debt divided by (ii) the number of Outstanding Shares, in cash (without interest) (the “Cash Consideration”) or (2) a number (which may be less than one) of fully paid and nonassessable shares of Parent Common Stock (the “Parent Stock Consideration”) equal to the Exchange Ratio. “Exchange Ratio” means the fraction, expressed as a decimal, calculated to the nearest one-ten thousandth, the numerator of which is (x) the Cash Consideration, and the denominator of which is (y) the Parent Common Stock Value; provided, however, that: (i) if the Parent Common Stock Value is less than $4.024 per share, then the Parent Common Stock Value shall be $4.024; and (ii) if the Parent Common Stock Value is greater than $6.036 per share, then the Parent Common Stock Value shall be $6.036. “Parent Common Stock Value” means the volume-weighted average of the sale prices per share of Parent Common Stock as reported by the NASDAQ for the 60 consecutive trading days ending with the Merger Consideration Determination Date. The Parent Stock Consideration using the Exchange Ratio shall be calculated to the nearest one-ten thousandth of a share of Parent Stock and the Parent Common Stock Value shall be calculated to the nearest one-tenth of one cent. The Cash Consideration and the Parent Stock Consideration to be received by the holders of Common Stock hereunder (together with the cash in lieu of fractional shares of Parent Common Stock as specified below) are referred to herein collectively as the “Merger Consideration.”

(ii) Each share of Company Common Stock, when so converted at the Effective Time, shall automatically be cancelled and retired, shall cease to exist and shall no longer be outstanding; each Company Certificate that, immediately prior to the Effective Time, represented any such shares (other than any Company Certificate representing Dissenting Shares or shares to be cancelled pursuant to Section 2.4(b)) shall thereafter represent the right to receive the Merger Consideration therefor; and the holder of any Company Certificate shall cease to have any rights with respect to such Company Common Stock, except the right to receive the Merger Consideration (along with any cash in lieu of fractional shares of Parent Common Stock as provided in Section 2.6(g) and any unpaid dividends and distributions with respect to such shares of Parent Common Stock as provided in Section 2.6(e)), without interest, upon the surrender of such Company Certificate in accordance with Section 2.6(b).

(b) Company Treasury Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Parent, the Company or any holder thereof, all shares of Company Common Stock that are held immediately prior to the Effective Time by the Company, by Parent or Merger Sub or by any direct or indirect wholly owned Subsidiary of Parent or the Company shall be cancelled and retired without any conversion and shall cease to exist, and no Merger Consideration shall be paid or payable in exchange therefor.

(c) Company Stock Options. Following the execution of this Agreement, under the terms of the Company Incentive Plans, all outstanding Company Stock Options shall be exercisable in full. Consistent with the Company Incentive plan, the Board of Directors of the Company shall select and give notice to all holders of Company Stock Options beginning and ending dates between which such Options may be exercised. Any Company Stock Options not exercised before the ending date so selected and published shall be cancelled by the Company.

(d) Company Restricted Stock. Immediately prior to the Effective Time, each share of Company Common Stock then outstanding that is unvested or is subject to a repurchase option, risk of forfeiture or other condition or restriction under any Company Incentive Plans or any applicable restricted stock purchase agreement or other agreement with the Company (“Company Restricted Stock”) shall be immediately vested and become free of such conditions or restrictions and the holder thereof shall be entitled to receive the Merger Consideration upon surrender of the Company Certificate(s) representing such shares of Company Common Stock to the Exchange Agent.

(e) Dissenting Shares. Dissenting Shares shall not be converted into or represent the right to receive any Merger Consideration, but instead shall represent only the right to receive the amount determined pursuant to the provisions of Section 23-1-44 et seq. of the IBCL. At the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and the holder thereof shall cease to have any rights with respect thereto, except the right to receive the amount determined pursuant to the provisions of Section 23-1-44 et seq. of the IBCL, unless a Dissenting Stockholder holding particular Dissenting Shares has failed to perfect or lost his right to receive, or has effectively withdrawn his demand for, the fair value of such shares under the IBCL. If a Dissenting Stockholder has so failed to perfect or lost his right to receive, or has effectively withdrawn his demand for, the amount determined under Section 23-1-44 et seq. of the IBCL, then the shares of Company Common Stock held by such holder shall cease to be Dissenting Shares and shall entitle such holder to receive the Merger Consideration in respect of such shares as provided in Section 2.4(a)(i), and promptly following the occurrence of such event and upon the surrender of the Company Certificate(s) representing such shares, the Exchange Agent and the Surviving Corporation (as applicable) shall deliver to such holder the Merger Consideration in respect of such shares. The Company shall comply with those provisions of Section 23-1-44 et seq. of the IBCL which are required to be performed by the Company prior to the Effective Time to the reasonable satisfaction of Parent. The Company shall give Parent (A) prompt notice of any written demands to exercise dissenter’s rights with respect to any shares of Company Common Stock under the IBCL actually received by the Company, any withdrawals of any such demands and any other documents or instruments received by the Company relating to dissenter’s rights and (B) an opportunity to participate at its own expense in all negotiations and proceedings with respect to demands for fair value under the IBCL. The Company shall not, except with the prior written consent of Parent (which consent may be given or withheld by Parent in its sole discretion), voluntarily make any payment with respect to demands for fair value under the IBCL or offer to settle or settle any such demands.

(f) Certain Adjustments. If between the date of this Agreement and the Effective Time, regardless of whether permitted pursuant to the terms of this Agreement, the outstanding Parent Common Stock or Company Common Stock shall be changed into a different number or type of securities by reason of any stock split, combination, merger, consolidation, reorganization or other similar transaction, or any distribution of shares of Parent Common Stock or Company Common Stock shall be declared with a record date within such period, the Merger Consideration shall be appropriately adjusted to provide the holders of Company Common Stock and Company Restricted Stock with the same economic effect as was contemplated by this Agreement prior to giving effect to such event.

Section 2.5 Election Procedures.

(a) Election Form. An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates theretofore representing shares of the Company Common Stock shall pass, only upon proper delivery of such Company Certificates to the Exchange Agent) in such form as Parent and the Company shall mutually agree (the “Election Form”) and pursuant to which each holder of record of shares of the Company Common Stock as of the close of business on the Election Form Record Date may make an election pursuant to this Section 2.5, shall be mailed at the same time as the Proxy Statement/Prospectus or at such other time as the Company and Parent may agree (the date on which such mailing is commenced or such other agreed date, the “Mailing Date”) to each holder of record of the Company Common Stock as of the close of business on the record date for notice of the Company Meeting (the “Election Form Record Date”). Parent shall make available one or more Election Forms as may reasonably be requested from time to time by all Persons who become holders (or beneficial owners) of the Company Common Stock between the Election Form Record Date and the close of business on the Business Day prior to the Election Deadline, and the Company shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

(b) Election; Election Deadline. Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions), other than any holder of Dissenting Shares, to specify (i) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to receive the Parent Stock Consideration (“Stock Election Shares”), (ii) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to receive the Cash Consideration (“Cash Election Shares”), or (iii) that such holder makes no election with respect to such holder’s Company Common Stock (“Non-Election Shares”), in each case subject to the provisions of Section 2.5(d). Any Company Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., New York time, on the later of (x) the 33rd day following the Mailing Date, (y) fifth Business Day following the dissemination of the Merger Consideration Press Release and (z) such other time and date as the Company and Parent shall agree (the “Election Deadline”) (other than any shares of the Company Common Stock that constitute Dissenting Shares as of such time) shall be deemed to be Non-Election Shares. Any holder of Non-Election Shares shall be deemed to have made an election to receive the Parent Stock Consideration. Parent and the Company may agree to extend such deadline to such other date as is agreed to by Parent and the Company, and the Company and Parent shall make a public announcement of such new Election Deadline, if any.

(c) Proper Election; Revocation. Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more Company Certificates (or customary affidavits and indemnification regarding the loss or destruction of such Company Certificates or the guaranteed delivery of such Company Certificates) representing all shares of the Company Common Stock covered by such Election Form, together with duly executed transmittal materials or other documentation included in the Election Form. Any Election Form may be revoked or changed by the Person submitting such Election Form prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of the Company Common Stock represented by such Election Form shall become Non-Election Shares and Parent shall cause the Company Certificates, if any, representing the Company Common Stock to be promptly returned without charge to the person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form, except to the extent (if any) a subsequent election is properly made with respect to any or all of the applicable shares of the Company Common Stock. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent, Merger Sub or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

(d) Cash Election Shares Greater than Maximum Cash Amount. If the aggregate cash amount that would be paid upon the conversion of the Cash Election Shares in the Merger is greater than the Maximum Cash Amount, then the Exchange Agent shall select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares (“Stock Designated Shares”) such that the aggregate cash amount that will be paid in the Merger in respect of the Cash Election Shares that are not Stock Designated Shares equals as closely as practicable the Maximum Cash Amount, and each share of Company Common Stock that is a Stock Designated Share shall be converted into the right to receive the Parent Stock Consideration. For purposes of this Agreement, “Maximum Cash Amount” shall mean the product obtained by multiplying (x) the Cash Consideration by (y) 50% of the number of shares of Company Common Stock outstanding immediately prior to the Effective Time. Notwithstanding anything in this Agreement to the contrary, for purposes of determining the allocations set forth in this Section 2.5, Parent shall have the right, but not the obligation, to require that any shares of Company Common Stock that constitute Dissenting Shares as of the Election Deadline be treated as Cash Election Shares, although no such shares shall be subject to any of the pro rata selection processes contemplated by this Section 2.5.

Section 2.6 Surrender of Company Certificates; Stock Transfer Books

(a) Exchange Agent; Exchange Fund. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably satisfactory to the Company to act as agent (the “Exchange Agent”) for the holders of Company Common Stock to receive the Merger Consideration to which holders of Company Common Stock shall become entitled pursuant to Section 2.4(a) or 2.4(d). Promptly following the Effective Time, Parent shall deposit with the Exchange Agent, in trust for the benefit of the holders of shares of the Company Common Stock,

(a) Parent Certificates representing sufficient shares of Parent Common Stock to pay the Parent Stock Consideration with respect to all Stock Election Shares, Non-Election Shares and Stock Designated Shares and (b) sufficient cash or immediately available funds to pay the Cash Consideration with respect to all Cash Election Shares (less the number of Stock Designated Shares). Such shares of Parent Common Stock and such funds are referred to herein as the “Exchange Fund.” The Exchange Agent, pursuant to irrevocable instructions consistent with the terms of this Agreement, shall deliver the Parent Common Stock and the cash portion of the aggregate Merger Consideration to be issued or paid pursuant to Section 2.4(a) or 2.4(d) out of the Exchange Fund, and the Exchange Fund shall not be used for any other purpose whatsoever. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Parent Common Stock held by it from time to time hereunder. Such funds in the Exchange Fund shall be invested by the Exchange Agent as directed by the Surviving Corporation; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or of any agency thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Services, Inc. or Standard & Poor’s Corporation, respectively, or in deposit accounts, certificates of deposit or banker’s acceptances of, repurchase or reverse repurchase agreements with, or Eurodollar time deposits purchased from, commercial banks with capital, surplus and undivided profits aggregating in excess of $100 million (based on the most recent financial statements of such bank which are then publicly available at the SEC or otherwise); provided, however, that no loss on any investment made pursuant to this Section 2.6 shall affect the Merger Consideration payable to the holders of Company Common Stock, and following any losses, Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of Company Common Stock in the amount of any such losses.

(b) Surrender of Company Certificates. Promptly after the Effective Time, Parent shall cause the Surviving Corporation to mail to each person who was, at the Effective Time, a holder of record of Company Common Stock a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon proper delivery of the Company Certificates to the Exchange Agent and which shall be in customary form and agreed to by Parent and the Company prior to the Effective Time) and instructions for use in effecting the surrender of the Company Certificates in exchange for payment of the Merger Consideration pursuant to such letter of transmittal. Upon surrender to the Exchange Agent of a Company Certificate for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions, (i) the holder of such Company Certificate shall be entitled to receive in exchange therefor, in accordance with its election (or non-election, as the case may be) and the provisions of Section 2.5(d), a Parent Certificate representing the number of whole shares of Parent Common Stock and/or the cash that such holder has the right to receive pursuant to Sections 2.4(a), 2.4(d) and 2.5(d), any cash in lieu of fractional shares of Parent Common Stock as provided in Section 2.6(g), and any unpaid dividends and distributions that such holder has the right to receive pursuant to Section 2.6(e) (after giving effect to any required withholding of taxes); and (B) such Company Certificate shall then be canceled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Company Certificate for the benefit of the holder of such Company Certificate. If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Company Certificate is registered on the stock transfer books of the Company, it shall be a condition of payment that the Company Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment shall have paid all transfer and other Taxes required by reason of the payment to a person other than the registered holder of the Company Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. The Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the distribution of the Merger Consideration.

(c) Termination of Exchange Fund. At any time following one year after the Effective Time, the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to it any funds and shares of Parent Common Stock in the Exchange Fund which had been made available to the Exchange Agent and not disbursed to holders of Company Common Stock (including, without limitation, all interest and other income received by the Exchange Agent in respect of all funds made available to it) and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar laws) only as general creditors thereof with respect to any Merger Consideration (along with cash in lieu of fractional shares or unpaid dividends or distributions, if any) that may be payable upon due surrender of the Company Certificates held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Exchange Agent shall be liable to any holder of a share of Company Common Stock for any Merger Consideration delivered in respect of such share to a public official pursuant to any applicable abandoned property, escheat or other similar law. Any amounts remaining unclaimed by former holders of Company Common Stock as of the date immediately prior to the time at which such amounts would otherwise escheat to or become property of any governmental entity shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

(d) Stock Transfer Books. At the close of business on the day of the Effective Time, the stock transfer books of the Company shall be closed and, thereafter, there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Common Stock except as otherwise provided herein or by applicable law. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such shares of Company Common Stock (along with any cash in lieu of fractional shares and any unpaid dividends and distributions that such holder has the right to receive under this Agreement) may be issued or paid to a transferee if the Company Certificate representing such shares of Company Common Stock is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer, including such signature guarantees as Parent or the Exchange Agent may request, and to evidence that any applicable stock transfer Taxes have been paid.

(e) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock declared or made after the Effective Time with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Certificate. Subject to the effect of applicable Law: (i) at the time of the surrender of a Company Certificate for exchange in accordance with the provisions of this Section 2.6, there shall be paid to the surrendering holder, without interest, the amount of dividends or other distributions (having a record date after the Effective Time but on or prior to surrender and a payment date on or prior to surrender) not theretofore paid with respect to the number of whole shares of Parent Common Stock that such holder is entitled to receive (less the amount of any withholding Taxes that may be required with respect thereto); and (ii) at the appropriate payment date and without duplicating any payment made under clause (i) above, there shall be paid to the surrendering holder, without interest, the amount of dividends or other distributions (having a record date after the Effective Time but on or prior to surrender and a payment date subsequent to surrender) payable with respect to the number of whole shares of Parent Common Stock that such holder receives (less the amount of any withholding Taxes that may be required with respect thereto).

(f) No Further Ownership Rights in Company Common Stock. The Merger Consideration issued and paid upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof (including any cash in lieu of fractional shares and any unpaid dividends and distributions payable pursuant to the terms of this Agreement) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock.

(g) Treatment of Fractional Shares. No Parent Certificates or scrip representing fractional shares of Parent Common Stock shall be issued in the Merger and, except as provided in this Section 2.6(g), no dividend or other distribution, stock split or interest shall relate to any such fractional share, and such fractional share shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of any fractional share of Parent Common Stock to which a holder of Company Common Stock would otherwise be entitled (after taking into account all Company Certificates delivered by or on behalf of such holder), such holder, upon surrender of a Company Certificate as described in this Section 2.6, shall be paid an amount in cash to the nearest whole cent (without interest) determined by multiplying (i) the Parent Common Stock Value by (ii) the fraction of a share of Parent Common Stock to which such holder would otherwise be entitled, in which case Parent shall make available to the Exchange Agent, in addition to any other cash being provided to the Exchange Agent pursuant to Section 2.6(a), the amount of cash necessary to make such payments. The Parties acknowledge that payment of cash consideration in lieu of issuing fractional shares of Parent Common Stock was not separately bargained for consideration but represents merely a mechanical rounding off for purposes of simplifying the problems that would otherwise be caused by the issuance of fractional shares of Parent Common Stock.

(h) Lost, Stolen, or Destroyed Company Certificates. If any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed, and, if required by Parent or the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as Parent or the Exchange Agent may direct, as indemnity against any Claims that may be made against it with respect to such Company Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Company Certificate the Merger Consideration (along with any cash in lieu of fractional shares payable pursuant to Section 2.6(g) and any unpaid dividends and distributions payable pursuant to Section 2.6(e), without interest) deliverable with respect thereto pursuant to this Agreement.

Section 2.7 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Andrews Kurth LLP, 600 Travis, Suite 4200, Houston, Texas 77002 as soon as practicable after 10:00 a.m., local time, on the first Business Day immediately following the day on which all of the conditions set forth in Article 6 have been satisfied or waived (by the party entitled to waive the condition) (except for those conditions that by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions) or (b) at such other time, date or place as the Parties may agree. The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”

Section 2.8 Effective Time of the Merger. The Merger shall become effective (the “Effective Time”) at the time the Certificate of Merger is accepted for filing by the Delaware Secretary of State, or at such time thereafter as is permitted by law, agreed by the Parties and provided in the Certificate of Merger. At the Closing, the Certificate of Merger shall be filed with the Secretaries of State of the State of Delaware and the State of Indiana.

Section 2.9 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, real estate and other property, rights, privileges, powers and franchises of either of Merger Sub or the Company, the officers and directors of the Surviving Corporation are fully authorized, in the name of the Surviving Corporation or otherwise to take, and shall take, all such lawful and necessary action.

Section 2.10 Withholding. Each of Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as are required to be deducted or withheld under the Internal Revenue Code or any provision of state, local or foreign Tax Law with respect to the making of such payment (including withholding shares of Parent Common Stock). Any such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding was made.

Article 3

Representations and Warranties of the Company

As an inducement for Parent and Merger Sub to enter into this Agreement, the Company hereby makes the following representations and warranties to Parent and Merger Sub; provided, however, that such representation and warranties shall be subject to and qualified by (a) the disclosure schedule delivered by the Company to Parent as of the date hereof (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein) (the “Company Disclosure Letter”) (it being understood that the disclosure of any fact or item in any section of the Company Disclosure Letter shall, should the existence of such fact or item be relevant to any other section, be deemed to be disclosed with respect to that other section to the extent that such disclosure is made in a manner that makes its relevance to the other section reasonably apparent) or (b) information contained in the Company Reports (excluding any exhibits thereto) filed with the SEC prior to the date hereof (but only to the extent that such disclosure on its face appears to constitute information that could reasonably be deemed a qualification or exception to the following representations and warranties):

Section 3.1 Corporate Existence; Good Standing; Corporate Authority. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Indiana. The Company is duly qualified to conduct business and is in good standing (to the extent such concept exists in the relevant jurisdiction) in each jurisdiction in which the ownership, operation or lease of its property or the nature of its business requires such qualification, except for jurisdictions in which any failures to be so qualified or to be in good standing, individually or in the aggregate, do not constitute a Company Material Adverse Effect. The Company has all requisite corporate power and authority to own or lease and operate its properties and assets and to carry on its business as it is currently being conducted. The Company has delivered to Parent true, accurate and complete copies of the Amended and Restated Articles of Incorporation (including any and all certificates of designation or other documentation relating to Company Preferred Stock) and Amended and Restated Code of By-Laws of the Company, each as amended to date (the “Company Charter Documents”), and each Company Charter Document is in full force and effect, has not been further amended or modified and has not been terminated, superseded or revoked. The Company is not in violation of its Company Charter Documents.

Section 3.2 Authorization, Validity and Effect of Agreements.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and all other agreements, instruments, certificates and documents contemplated hereunder (collectively, the “Related Documents”) to which it is, or will become, a party, to perform its obligations hereunder and thereunder and to consummate the Merger and all other transactions contemplated hereunder and thereunder, subject to the approval of the Company Proposal by the Company’s stockholders. The execution, delivery and performance of this Agreement and the Related Documents and the consummation of the Merger and the other transactions contemplated hereunder and thereunder have been duly authorized by all requisite corporate action on behalf of the Company, and no other corporate proceedings by the Company are necessary to authorize the execution and delivery of this Agreement or the Related Documents or to consummate the Merger and the other transactions contemplated hereunder or under the Related Documents, except for the receipt of the Required Company Vote, receipt of Company Minority Approval and the filing of the Certificate of Merger pursuant to the DGCL and the IBCL.

(b) This Agreement and each of the Related Documents to which the Company is a party have been or will be duly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof and thereof by Parent and Merger Sub to the extent Parent or Merger Sub, as the case may be, is a party hereof and thereof, constitute or will constitute the valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 3.3 Capitalization.

(a) The authorized capital stock of the Company consists of 30,000,000 shares of Company Common Stock and 800,000 shares of Company Preferred Stock. As of the close of business on March 12, 2013, there were (i) 11,785,826 issued and 11,683,987 outstanding shares of Company Common Stock, (ii) 22,000 shares of Company Restricted Stock issued but held in reserve, (iii) 123,839 shares of Company Common Stock held by the Company in its treasury, and (iv) no issued or outstanding shares of Company Preferred Stock. The stockholders of the Company previously approved a 2005 Stock Option Plan, as amended (the “Company Incentive Plan”). As of the close of business on March 12, 2013, 200,000 shares of Company Common Stock were reserved for future issuance pursuant to Company Stock Options under the Company Incentive Plan. As of the close of business on March 12, 2013, there were outstanding options to purchase 82,000 shares of Company stock, including options to purchase 81,000 shares of Company stock at an exercise price lower than the Cash Consideration. As of the close of business on March 12, 2013, there were 118,000 shares of Company Common Stock remaining available for the grant of awards under the Company Incentive Plan. As of the close of business on March 12, 2013, there were warrants to purchase 9,079 shares of Company Common Stock outstanding, at an exercise price lower than the Cash Consideration. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company. All shares of Company Common Stock are, and all shares of Company Common Stock which may be issued and outstanding immediately prior to the Effective Time as permitted under this Agreement shall be when issued, duly authorized, validly issued, fully paid and nonassessable shares of Company Common Stock and not subject to any preemptive rights.

(b) The Company has no outstanding Voting Debt. Other than the Company Stock Options referenced above, the Company and its Subsidiaries have not issued, sold, granted or delivered, are not obligated to issue, sell, grant or deliver (or to cause to be issued, sold, granted or delivered), and are not a party to any Contract or other obligation to issue, sell, grant or deliver, any Equity Interest or Voting Debt of the Company or any of its Subsidiaries. There are no outstanding or authorized (i) contractual or other obligations of the Company or any of its

Subsidiaries to repurchase, redeem or otherwise acquire any Equity Interest of the Company or any of its Subsidiaries or any such securities or agreements referred to in the prior sentence or (ii) voting trusts or similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock of the Company or any of its Subsidiaries.

Section 3.4 Subsidiaries.

(a) Each Company Subsidiary is a corporation or other legal entity duly organized or constituted and validly existing under the Laws of its jurisdiction of incorporation, organization or formation. Each Company Subsidiary has all requisite corporate, limited liability company, partnership or other business power and authority to own or lease and operate its properties and assets and to carry on its business as currently conducted. Each Company Subsidiary is duly qualified to conduct business and is in good standing (to the extent such concept exists in the relevant jurisdiction) in each jurisdiction in which the ownership or lease and operation of its property or the nature of its business requires such qualification, except for jurisdictions in which any failures to be so qualified or to be in good standing, individually or in the aggregate, do not constitute a Company Material Adverse Effect. All of the outstanding shares of capital stock of, or other Equity Interests in, each Company Subsidiary are duly authorized, validly issued, fully paid and nonassessable and are owned, directly or indirectly, by the Company free and clear of all Liens, except for Liens granted under the Company Credit Agreement.

(b) Section 3.4(b) of the Company Disclosure Letter sets forth all of the Company Subsidiaries. The Company Subsidiaries are not in violation of their respective Company Subsidiary Charter Documents.

Section 3.5 Compliance with Laws; Permits. Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect, and except for (x) matters relating to Taxes, which are treated exclusively in Section 3.10, (y) matters relating to Company Benefit Plans, which are treated exclusively in Section 3.11 and (z) matters arising under Environmental, Health and Safety Laws, which are treated exclusively in Section 3.13:

(a) Neither the Company nor any Company Subsidiary is in violation of any applicable Law relating to its business or the ownership or operation of any of its assets, and no Claim is pending or, to the Knowledge of the Company, threatened with respect to any such matters;

(b) The Company and each Company Subsidiary hold all permits, licenses, certifications, variations, exemptions, Orders, franchises, registrations, filings, approvals, authorizations or other required grant of operating authority required by any Governmental Authority necessary for the conduct of their respective businesses (the “Company Permits”). All Company Permits are in full force and effect and there exists no default thereunder or breach thereof, and the Company has no notice or Knowledge that such Company Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Authority has given, or to the Knowledge of the Company, threatened to give, notice of any action to terminate, cancel or reform any Company Permits; and

(c) The Company and each Company Subsidiary possess all Company Permits required for the present ownership or lease, as the case may be, and operation of all Company Real Property, and there exists no default or breach with respect to, and no Person, including any Governmental Authority, has taken or, to the Knowledge of the Company, threatened to take, any action to terminate, cancel or reform any such Company Permit pertaining to the Company Real Property.

Section 3.6 No Violations; Consents.

(a) Assuming that the consents and approvals referred to in Section 3.6(b) are duly and timely made or obtained and that Company Proposal is approved by the requisite vote or approval of Company stockholders, the execution and delivery by the Company of this Agreement and the Related Documents, the performance of the Company’s obligations hereunder and thereunder and the consummation by the Company of the Merger and the other transactions contemplated hereby and thereby in accordance with the terms hereof and thereof will not (i) violate any provisions of the Company Charter Documents, (ii) violate any provisions of the Company Subsidiary Charter Documents of any Company Subsidiary, (iii) violate, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, impair the Company’s rights under, alter the rights or obligations of third parties under, result in the termination of or in a right of termination or cancellation of, give rise to a right of purchase under, or accelerate the performance required by, any Contract by which the Company or any of its Subsidiaries is bound or to which any of their properties is subject, (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or its Subsidiaries under any Contract by which the Company or any of its Subsidiaries is bound or to which any of their properties is subject, (v) result in any Contract by which the Company or any of its Subsidiaries is bound or to which any of their properties is subject being declared void, voidable, or without further binding effect or (vi) contravene or constitute a violation of any provision of any applicable Law binding upon or applicable to the Company or any of its Subsidiaries, other than, in the cases of clauses (iii) through (vi), any such violations, breaches, defaults, impairments, alterations, terminations, cancellations, purchase rights, accelerations, Liens or declarations that, individually or in the aggregate, do not constitute a Company Material Adverse Effect.

(b) Neither the execution and delivery by the Company of this Agreement or any Related Document nor the consummation by the Company of the Merger and the other transactions contemplated hereby or thereby in accordance with the terms hereof or thereof will require any consent, approval or authorization of, notice to or filing or registration with any Governmental Authority, other than (i) the filing of the Certificate of Merger with the Secretaries of State of the State of Delaware and the State of Indiana and the filing of other documents required to be filed as a result of the Merger with the relevant Governmental Authorities in the states and foreign jurisdictions in which Company or any Company Subsidiary is qualified to conduct business, (ii) the filing of the Proxy Statement/Prospectus with the SEC in accordance with the Exchange Act, and such reports under the Exchange Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, and the filing and effectiveness of the Registration Statement and (iii) filings required under federal and state securities or “Blue Sky” Laws, applicable non-U.S. Laws or the rules of any exchange on which the Company Common Stock may be listed or admitted to trading ((i), (ii) and (iii), collectively, the “Company Regulatory Filings”), except for any such consents, approvals, authorizations, filings, notifications or registrations the absence or omission of which, individually or in the aggregate, do not constitute a Company Material Adverse Effect.

Section 3.7 SEC Documents.

(a) The Company has filed with the SEC all documents required to be so filed by it since January 1, 2011 pursuant to Sections 13(a), 14(a) and 15(d) of the Exchange Act, and has made available to Parent each registration statement, periodic or other report, proxy statement or information statement (other than preliminary materials) it has so filed, each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the “Company Reports”). As used in this Section 3.7, the term “file” shall include any reports on Form 8-K furnished to the SEC. As of its respective date or, if amended by a subsequent filing prior to the date hereof, on the date of such filing, each Company Report complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations thereunder, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of the Company Subsidiaries is required to file any forms, reports or other documents with the SEC pursuant to Section 13 or 15 of the Exchange Act. There are no outstanding or unresolved comments to any comment letters received by the Company from the SEC and, to the Knowledge of the Company, none of the Company Reports is the subject of any ongoing review by the SEC. Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presented in all material respects the consolidated financial position of the Company and its Subsidiaries as of its date, and each of the consolidated statements of operations, cash flows and stockholders’ equity included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presented in all material respects the results of operations, cash flows or changes in stockholders’ equity, as the case may be, of the Company and its Subsidiaries for the periods set forth therein, subject, in the case of unaudited interim financial statements, to normal and year-end adjustments as permitted by GAAP and the applicable rules and regulations of the SEC (such consolidated balance sheets and consolidated statements of operations, cash flows and changes in stockholders’ equity, each including the notes and schedules thereto, the “Company Financial Statements”). The Company Financial Statements (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates and (ii) were prepared in accordance with GAAP consistently applied during the periods involved, except as may be noted in the Company Financial Statements or as permitted by the SEC for reports on Form 10-Q or Form 8-K.

(b) The Company has not entered into or modified any loans or arrangements with its officers and directors in violation of Section 402 of SOX. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of the Company as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of SOX. The management of the Company has completed its assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of SOX for the year ended December 31, 2012, and such assessment concluded that such controls were effective. The Company has disclosed, based on the most recent evaluations by its chief executive officer and its chief financial officer, to the Company’s outside auditors and the audit committee of the Company Board (A) any significant deficiencies or material weaknesses (as such terms are defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2 or No. 5, as applicable) in the design or operation of internal controls over financial reporting and (B) any fraud, regardless of whether material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(c) Since January 1, 2011, to the Knowledge of the Company, none of the Company, any of its Subsidiaries or any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or Claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries, including any complaint, allegation, assertion or Claim that the Company or any of its Subsidiaries has a material weakness (as such terms is defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2 or No. 5, as applicable) in its internal control over financial reporting.

(d) The Company is in compliance in all material respects with all applicable listing and corporate governance requirements of any securities exchange on which the Company Common Stock is listed or admitted to trading and is in compliance in all material respects with all applicable rules, regulations and requirements of SOX.

Section 3.8 Litigation. There is no litigation, arbitration, mediation, action, suit, claim, proceeding or investigation, whether legal or administrative, pending against the Company or any of its Subsidiaries or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries or any of their respective assets, properties or operations, at Law or in equity, before or by any Governmental Authority or any Order of any Governmental Authority that, individually or in the aggregate, and taking into consideration the aggregate amounts reserved for any such matters in the Company’s consolidated balance sheet at December 31, 2012, constitutes a Company Material Adverse Effect.

Section 3.9 Absence of Company Material Adverse Effect and Certain Other Changes. Since December 31, 2012, there has not been (a) any Company Material Adverse Effect, (b) any material change by the Company or any of its Subsidiaries, when taken as a whole, in any of their accounting methods, principles or practices or any of their Tax methods, practices or elections, (c) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock or other Equity Interest of the Company or any redemption, purchase or other acquisition of any of its Equity Interests, or (d) except in the ordinary course of business consistent with past practice, any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other employee benefit plan.

Section 3.10 Taxes.

(a) Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect:

(i) The Acquired Companies have timely filed, or have caused to be timely filed on their behalf, all Tax Returns required to be filed by or on behalf of the Acquired Companies (including any Tax Return required to be filed by an affiliated, consolidated, combined, unitary or similar group that included the Acquired Companies) in the manner prescribed by applicable Law. All such Tax Returns are complete and correct. The Acquired Companies have timely paid (or the Company has paid on each Company Subsidiary’s behalf) all Taxes due and owing, and, in accordance with GAAP, each of the Acquired Companies has established adequate reserves (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) for all Taxes not yet due and payable by the Acquired Companies through the date hereof.

(ii) None of the Acquired Companies is under audit or examination by any tax authority with respect to any Taxes for which any of the Acquired Companies would be liable. Each assessed deficiency resulting from any audit or examination relating to Taxes by any tax authority has been timely paid and there is no assessed deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by the Acquired Companies.

(iii) Since January 1, 2011, the Acquired Companies have not made or rescinded any material election relating to Taxes or settled or compromised any Claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to any Taxes, or, except as may be required by applicable Law, made any change to any of their methods of reporting income or deductions for federal income Tax purposes from those employed in the preparation of their most recently filed federal Tax Returns.

(iv) The Acquired Companies do not have any liability for any Tax under Treasury Regulation Section 1.1502-6 or any similar provision of any other Tax Law, except for Taxes of the Acquired Companies and the affiliated group of which the Company is the common parent, within the meaning of Section 1504(a)(1) of the Internal Revenue Code or any similar provision of any other Tax Law.

(v) None of the Acquired Companies has executed or entered into any agreement or other document extending, or having the effect of extending, the period of assessment or collection of any material Taxes and no power of attorney with respect to any such Taxes has been executed or filed with any tax authority by or on behalf of the Acquired Companies.

(vi) Except for statutory Liens for Taxes not yet due, no Liens for Taxes exist with respect to any assets or properties of the Acquired Companies.

(vii) No Acquired Company is a party to or bound by any Tax sharing agreement, Tax indemnity obligation or agreement or arrangement with respect to Taxes (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any tax authority).

(viii) The Acquired Companies have complied with all applicable Laws relating to the payment and withholding of Taxes (including, without limitation, withholding of Taxes pursuant to Sections 1441, 1442 and 3402 of the Internal Revenue Code or similar provisions of any other Tax Law) and have, within the time and the manner prescribed by applicable Law, withheld from and paid over to the proper tax authorities all amounts required to be so withheld and paid over under applicable Tax Law.

(ix) No Acquired Company is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Internal Revenue Code.

(x) No Acquired Company shall be required to include in a Taxable period ending after the Closing Date any item of income that accrued in a prior Taxable period but was not recognized in any prior Taxable period as a result of the installment method of accounting, the long-term contract method of accounting, the cash method of accounting or Section 481 of the Internal Revenue Code or comparable provisions of any other Tax Law.

(xi) No Acquired Company has participated in any “reportable transaction” as defined in Treasury Regulation Section 1.6011-4.

(b) No Acquired Company has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Internal Revenue Code during the two year period ending on the date hereof.

Section 3.11 Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Letter contains a list of all the Company Benefit Plans. The Company has provided or made available to Parent true and complete copies of the Company Benefit Plans and, if applicable, all amendments thereto, the most recent trust agreements, the Forms 5500 for the prior three years, the most recent IRS determination or opinion letters, summary plan descriptions, any summaries of material modifications provided to participants since the most recent summary plan descriptions, material notices to participants, funding statements, annual reports and actuarial reports, if applicable, and all correspondence with any Governmental Authority for each Company Benefit Plan.

(b) There has been no “reportable event,” as that term is defined in Section 4043 of ERISA, with respect to the Company Benefit Plans subject to Title IV of ERISA for which the 30-day reporting requirement has not been waived that, individually or in the aggregate with other reportable events, constitutes a Company Material Adverse Effect; to the extent applicable, the Company Benefit Plans comply in all material respects with the requirements of ERISA and the Internal Revenue Code or with the Laws and regulations of any applicable jurisdiction, and any Company Benefit Plan intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service (the “IRS”) (or, if applicable, an opinion letter) and such letter has not been revoked; all required amendments since the issuance of such favorable determination letter from the IRS have been made and no amendments have been made which could reasonably be expected to result in the disqualification of any of such Company Benefit Plans; the Company Benefit Plans have been maintained and operated in compliance in all material respects with their terms; to the Company’s Knowledge, there are no breaches of fiduciary duty in connection with the Company Benefit Plans for which the Company could be liable; there are no pending or, to the Company’s Knowledge, threatened Claims against or otherwise involving any Company Benefit Plan that, individually or in the aggregate, constitute a Company Material Adverse Effect, and no suits, actions or other litigation (excluding claims for benefits incurred in the ordinary course of the Company Benefit Plan activities) have been brought against or with respect to any such Company Benefit Plan for which the Company could be liable, that, individually or in the aggregate, constitute a Company Material Adverse Effect; all material contributions required to be made as of the date hereof to the Company Benefit Plans have been made or have been properly accrued and are reflected in the Company Financial Statements as of the date thereof; neither the Company nor any of its Subsidiaries or ERISA Affiliates has any material liability, contingent or otherwise, under Title IV of ERISA; and with respect to the Company Benefit Plans or any “employee pension benefit plans,” as defined in Section 3(2) of ERISA, that are subject to Title IV of ERISA, there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA, regardless of whether waived.

(c) Neither the Company nor any of its Subsidiaries or ERISA Affiliates contributes to, or has an obligation to contribute to, and has not within six years prior to the Effective Time contributed to, or had an obligation to contribute to, (i) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (ii) any plan that is covered by Title IV of ERISA, (iii) any plan subject to Section 412 of the Internal Revenue Code or (iv) any plan funded by a “VEBA” within the meaning of Section 501(c)(9) of the Internal Revenue Code.

(d) No Company Benefit Plan maintained by the Acquired Companies provides medical, surgical, hospitalization, death or similar benefits (regardless of whether insured) for employees or former employees of the Company or any Company Subsidiary for periods extending beyond their retirement or other termination of service other than coverage mandated by applicable Law.

(e) All accrued material obligations of the Company and its Subsidiaries, whether arising by operation of Law, Contract, or past custom, for compensation and benefits, including, but not limited to, bonuses and accrued vacation, and benefits under Company Benefit Plans, have been paid or adequate accruals for such obligations are reflected on the Company Financial Statements as of the date thereof.

(f) Section 3.11(f) of the Company Disclosure Letter sets forth an accurate and complete list of each Company Benefit Plan (and the particular circumstances described in this Section 3.11(f) relating to such Company Benefit Plan) under which the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event, such as termination of employment), result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of the Company or any of its Subsidiaries. As to each Company Benefit Plan, the Company or the applicable Company Subsidiary, as the case may be, has reserved the right to amend or terminate such plan without material liability to any Person except with respect to benefits accrued in the ordinary course prior to the date of such amendment or termination.

(g) The Company has provided to Parent an estimate of all amounts paid or payable (whether in cash, in property, or in the form of benefits, accelerated cash, property, or benefits, or otherwise) in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) that were or will be an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code.

(h) Each Company Benefit Plan which is or reasonably could be determined to be an arrangement subject to Section 409A of the Internal Revenue Code has been operated in good faith compliance with Section 409A of the Internal Revenue Code since January 1, 2009 and has been, or may be, timely amended with the consent of the participant, if necessary, to comply in good faith with Section 409A of the Internal Revenue Code and any applicable guidance, whether proposed or final, issued by the IRS with respect thereto.

(i) No Company Benefit Plan is a multiple employer plan as defined in Section 413(c) of the Internal Revenue Code.

(j) No Company Benefit Plan that is not subject to ERISA has any material liabilities thereunder which are not otherwise fully funded, if applicable, or properly accrued and reflected under the Company Financial Statements as of the date thereof.

(k) No Company Benefit Plan holds any “qualifying employer securities” or “qualifying employer real estate” within the meaning of ERISA.

(l) No Company Benefit Plan is subject to the Laws of any jurisdiction outside the United States of America.

(m) No Company Benefit Plan that is an employee pension benefit plan has been completely or partially terminated and no proceeding to terminate any such plan has been instituted or threatened. The market value of assets under each Company Benefit Plan that is an employee pension benefit plan (other than a multiemployer plan) equals or exceeds the present value of all vested and non-vested liabilities thereunder determined in accordance with the PBGC methods, factors and assumptions applicable to employee pension benefit plans determined as if terminating on the date hereof. None of the Company, any of its Subsidiaries or any ERISA Affiliate has incurred, and none of the Company, its Subsidiaries, ERISA Affiliates or their directors, officers and employees has any reason to expect that the Company, any of its Subsidiaries or any ERISA Affiliate will incur, any liability to the PBGC (other than with respect to PBGC premium payments not yet due) or otherwise under Title IV of ERISA or under the Internal Revenue Code with respect to any employee pension benefit plan. None of the Company, any of its Subsidiaries, or any ERISA Affiliate has incurred any liability on account of a “partial withdrawal” or a “complete withdrawal” (within the meaning of ERISA Sections 4205 and 4203, respectively) from any multiemployer plan, no such liability has been asserted, and there are no events or circumstances that could result in any such partial or complete withdrawal. None of the Company, any of its Subsidiaries or any ERISA Affiliate is bound by any Contract or agreement or has any liability described in ERISA Section 4204.

Section 3.12 Labor Matters.

(a) (i) As of the date of this Agreement, with the exception of the collective bargaining agreements in place with respect to certain employees of the Company’s service centers in Hammond, Indiana, and Huntington, West Virginia, neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or similar Contract, agreement or understanding with a labor union or similar labor organization and (ii) to the Company’s Knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened.

(b) Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect, (i) neither the Company nor any Company Subsidiary has received any written complaint of any unfair labor practice or other unlawful employment practice or any written notice of any material violation of any federal, state or local statutes, Laws, ordinances, rules, regulations, Orders or directives with respect to the employment of individuals by, or the employment practices of, the Company or any Company Subsidiary, or the work conditions, terms and conditions of employment, wages or hours of their respective businesses, (ii) there are no unfair labor practice charges or other employee related complaints against the Company or any Company Subsidiary pending or, to the Knowledge of the Company threatened, before any Governmental Authority by or concerning the employees working in their respective businesses, and (iii) there is no labor dispute, strike, slowdown or work stoppage against the Company or any of its Subsidiaries or, to the Company’s Knowledge, pending or threatened against the Company or any of its Subsidiaries.

Section 3.13 Environmental Matters.

(a) The Company and each Company Subsidiary has been and is in compliance with all applicable Environmental, Health and Safety Laws and possesses and is in compliance with any permits or licenses required under Environmental, Health and Safety Laws. There are no past or present facts, conditions or circumstances that interfere with or preclude, or could interfere with or preclude if known to a Governmental Authority, the conduct of any of the Acquired Companies’ businesses as now conducted or which interfere with continued compliance with applicable Environmental, Health and Safety Laws.

(b) No proceedings or investigations of any Governmental Authority are pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries (or any other Person the obligations of which have been assumed by the Company or any Company Subsidiary) that allege the violation of or seek to impose liability pursuant to any Environmental, Health and Safety Law, and, to the Knowledge of the Company, there are no past or present facts, conditions or circumstances at, on or arising out of, or otherwise associated with, any current (or, to the Knowledge of the Company or its Subsidiaries, former) businesses, assets or properties of the Company or any Company Subsidiary (or any other Person the obligations of which have been assumed by the Company or any Company Subsidiary), including, but not limited to, any on-site or off-site disposal, release or spill of any Hazardous Materials, which constitute a material violation of any Environmental, Health and Safety Law or are reasonably likely to give rise to (i) costs, expenses, liabilities or obligations for any cleanup, remediation, disposal or corrective action under any Environmental, Health and Safety Laws, (ii) Claims arising for personal injury, property damage or damage to natural resources, or (iii) fines, penalties or injunctive relief.

(c) Neither the Company nor any of its Subsidiaries has (i) received any written notice of noncompliance with, violation of, or liability or potential liability under any Environmental, Health and Safety Law or (ii) entered into or become subject to any consent decree, Order or agreement with any Governmental Authority or other Persons pursuant to any Environmental, Health and Safety Law or relating to the cleanup of any Hazardous Materials.

Section 3.14 Certain Contracts.

(a) Section 3.14(a) of the Company Disclosure Letter contains a list of all of the following Contracts (other than those set forth on an exhibit index in the Company Reports filed prior to the date of this Agreement) to which the Company or any Company Subsidiary is a party or by which any of them is bound (other than this Agreement or any Related Document): (i) any non-competition agreement that purports to limit the manner in which, or the localities in which, all or any portion of their respective businesses are conducted; (ii) any Contract granting any Person registration or other purchase or sale rights with respect to any Equity Interest in the Company or any Company Subsidiary; (iii) any voting agreement relating to any Equity Interest of the Company or any Company Subsidiary; (iv) any Contract outside the ordinary course to which the Company or any Company Subsidiary is a party that entitles the other party or parties thereto to receive the benefits thereof without incurring the obligation to pay for same within sixty days after services are provided involving an amount of $20,000 or more; (v) any Contract outside the ordinary course between the Company or any Company Subsidiary and any current or former Affiliate of the Company; (vi) any Contract or agreement for the borrowing of money with a borrowing capacity or outstanding Indebtedness of $100,000 or more; or (vii) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with a value (cumulative revenue or expense) estimated in good faith by the Company in excess of $100,000 (all Contracts of the types described in clauses (i) through (vii), regardless of whether listed in Section 3.14(a) of the Company Disclosure Letter and regardless of whether in effect as of the date of this Agreement, being referred to herein as “Company Material Contracts”).

(b) Each of the Company Material Contracts is, to the Knowledge of the Company, in full force and effect. Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries Knows of, or has received written notice of, any breach or violation of, or default under (nor, to the Knowledge of the Company and its Subsidiaries, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under), any Company Material Contract, or has received written notice of the desire of the other party or parties to any such Company Material Contract to exercise any rights such party has to cancel, terminate or repudiate such Contract or exercise remedies thereunder.

Section 3.15 Intellectual Property. Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect, (a) the products, services and operations of the Company and its Subsidiaries do not infringe upon, violate or misappropriate the Intellectual Property of any Third Party, (b) the Company and its Subsidiaries own or possess valid licenses or other valid rights to use the Intellectual Property that the Company and its Subsidiaries use, exercise or exploit in, or that may be necessary or desirable for, their businesses as currently being conducted, free and clear of all Liens (other than Permitted Liens), and (c) to the Knowledge of the Company, there is no infringement of any Intellectual Property owned by or licensed by or to the Company or any of its Subsidiaries. To the Company’s Knowledge, there are no unauthorized uses, disclosures, infringements or misappropriations of any Intellectual Property of the Company or any Company Subsidiary by any Person, including, without limitation, any employee or independent contractor (present or former) of the Company or any Company Subsidiary, that, individually or in the aggregate, constitute a Company Material Adverse Effect.

Section 3.16 Ownership and Condition of Assets.

(a) As of the date hereof, the Company or a Company Subsidiary has good and marketable title to the assets of the Acquired Companies, other than defects or irregularities of title that do not materially impair the ownership or operation of such assets and in each case free and clear of all Liens, except for Permitted Liens, Liens securing the Company Credit Agreement or Liens that do not constitute a Company Material Adverse Effect.

(b) Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect, the assets of the Acquired Companies are in satisfactory operating condition as of the date of this Agreement, subject to normal maintenance and repair requirements and normal wear and tear.

Section 3.17 Insurance. Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect:

(a) The Company and its Subsidiaries maintain and will maintain through the Closing Date the insurance coverage summarized in Section 3.17(a) of the Company Disclosure Letter or replacement policies that are substantially similar to the policies replaced. In addition, there is no default with respect to any provision contained in any such policy or binder, and none of the Acquired Companies has failed to give any notice or present any claim under any such policy or binder in a timely fashion.

(b) To the Knowledge of the Company, no event relating specifically to the Company or its Subsidiaries (as opposed to events affecting the Company’s industry in general) has occurred that is reasonably likely, after the date of this Agreement, to result in an upward adjustment in premiums under any insurance policies they maintain. Neither the Company nor any of its Subsidiaries has received notice from any insurer or agent of such insurer that substantial capital improvements or other expenditures will have to be made in order to continue such insurance policies. Excluding insurance policies that have expired and been replaced in the ordinary course of business, no excess liability or protection and indemnity insurance policy has been canceled by the insurer since January 1, 2011, and to the Company’s Knowledge, no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any current insurance policy of the Company or any Company Subsidiary.

Section 3.18 Improper Payments

(a) . There have been no false or fictitious entries made in the books or records of the Company or any of its Subsidiaries relating to any illegal payment or secret or unrecorded fund, and neither the Company nor any of its Subsidiaries has established or maintained a secret or unrecorded fund. Neither the Company nor any of its Affiliates, nor any director, officer, agent, employee or other Person associated with or acting on behalf of the Company or its Affiliates, has (a) used any corporate funds for any unlawful contribution, gift, entertainment or payment of anything of value relating to political activity, (b) made any direct or indirect unlawful payment to any employee, agent, officer, director, representative or stockholder of a Governmental Authority or political party, or official or candidate thereof, or any immediate family member of the foregoing or (c) made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment in connection with the conduct of the Company’s or its Affiliates’ businesses.

Section 3.19 Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities of any nature, regardless of whether fixed, accrued, contingent or otherwise, except liabilities and obligations that (a) are fully reflected or reserved against in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2012, (b) liabilities permitted or contemplated under this Agreement and the transactions contemplated by this Agreement and (c) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2012, which liabilities, individually or in the aggregate, do not constitute a Company Material Adverse Effect.

Section 3.20 No Brokers. Neither the Company nor any of its Subsidiaries has entered into any Contract with any Person that may result in the obligation of the Company, the Surviving Corporation, Merger Sub, Parent or any of their respective Subsidiaries to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby. The Company has retained Western Reserve Partners LLC as its financial advisor, the fees of which will be paid by the Company and the arrangements with which have been disclosed in writing to Parent prior to the date hereof.

Section 3.21 Opinion of Financial Advisor. The Company Board has received the opinion of Western Reserve Partners, LLC to the effect that, as of the date of such opinion, the Merger Consideration to be received by the holders of Company Common Stock in the Merger (other than Parent, Merger Sub and their respective Subsidiaries and Affiliates) is fair, from a financial point of view, to such holders, and the Company will promptly deliver a copy of such opinion to Parent.

Section 3.22 Parent Share Ownership. Neither the Company nor any of its Subsidiaries owns any shares of the capital stock of Parent or any other securities convertible into or otherwise exercisable to acquire shares of capital stock of Parent.

Section 3.23 Vote Required; Board of Director Approval. Under Indiana Law and the rules of any securities exchange on which the Company Common Stock is listed or admitted to trading, the only vote of the holders of any class or series of Company Equity Interests necessary to approve the Company Proposal is the affirmative vote in favor of the Company Proposal by the holders of a majority of the issued and outstanding shares of Company Common Stock (the “Required Company Vote”). The Company Board has, by resolutions duly adopted by the directors present at a meeting of such board duly called and held and not subsequently rescinded or modified in any way, unanimously (a) determined that this Agreement, the Merger and the other transactions contemplated hereby are advisable and in the best interests of the Company and its stockholders, (b) approved and adopted this Agreement and the Merger and the other transactions contemplated hereby, (c) directed that this Agreement be submitted for approval by the stockholders of the Company and (d) recommended that the stockholders of the Company approve this Agreement. Notwithstanding the foregoing, any change in or modification or revocation of the recommendation to the Company’s stockholders of this Agreement by the Company Board in accordance with the terms of this Agreement shall not constitute a breach of the representation set forth in clause (d) of this Section 3.23.

Section 3.24 State Takeover Statutes. The Company has, or will have prior to the Effective Time, taken all necessary action so that, assuming compliance by Parent and Merger Sub with their respective obligations hereunder and the accuracy of the representations and warranties made by Parent and Merger Sub herein, the restrictions on business combinations and voting requirements set forth in Sections 23-1-42 et seq. and 23-1-43 et seq. of the IBCL would not apply to this Agreement, the Merger, and the transactions contemplated hereby, and no other “business combination,” “moratorium,” “fair price,” “control share acquisition” or other state antitakeover statute or regulation, nor any takeover-related provision in the Company Charter Documents, would apply to this Agreement, any Related Document or the Merger.

Section 3.25 No Other Representations or Warranties. Except for the representations and warranties contained in this Article 3, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates in connection with this Agreement or the transactions contemplated hereby.

Article 4

Representations and Warranties of Parent and Merger Sub

As an inducement for the Company to enter into this Agreement, Parent and Merger Sub hereby jointly and severally make the following representations and warranties to the Company; provided, however, that such representation and warranties shall be subject to and qualified by (a) the disclosure schedule delivered by Parent to the Company as of the date hereof (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein) (the “Parent Disclosure Letter”) (it being understood that the disclosure of any fact or item in any section of the Parent Disclosure Letter shall, should the existence of such fact or item be relevant to any other section, be deemed to be disclosed with respect to that other section to the extent that such disclosure is made in a manner that makes its relevance to the other section reasonably apparent) or (b) information contained in the Parent Reports (excluding any exhibits thereto) filed with the SEC prior to the date hereof (but only to the extent that such disclosure on its face appears to constitute information that could reasonably be deemed a qualification or exception to the following representations and warranties):

Section 4.1 Corporate Existence; Good Standing; Corporate Authority. Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Parent and Merger Sub are duly qualified to conduct business and are in good standing (to the extent such concept exists in the relevant jurisdiction) in each jurisdiction in which the ownership, operation or lease of their respective properties or the nature of their respective businesses requires such qualification, except for jurisdictions in which any failures to be so qualified or to be in good standing, individually or in the aggregate, do not constitute a Parent Material Adverse Effect. Parent and Merger Sub have all requisite corporate power and authority to own or lease and operate their respective properties and assets and to carry on their respective businesses as they are currently being conducted. Parent has delivered to the Company true, accurate and complete copies of (a) the Second Amended and Restated Certificate of Incorporation (including any and all certificates of designation or other documentation relating to Parent Preferred Stock) and the Bylaws of Parent, each as amended to date (the “Parent Charter Documents”), and (b) the certificate of incorporation and bylaws of Merger Sub, each as amended to date (the “Merger Sub Charter Documents”), and each Parent Charter Document and Merger Sub Charter Document is in full force and effect, has not otherwise been amended or modified and has not been terminated, superseded or revoked. Parent and Merger Sub are not in violation of the Parent Charter Documents or Merger Sub Charter Documents, as applicable.

Section 4.2 Authorization, Validity and Effect of Agreements.

(a) Parent and Merger Sub have the requisite corporate power and authority to execute and deliver this Agreement and the Related Documents to which they are, or will become, a party, to perform their respective obligations hereunder and thereunder and to consummate the Merger and all other transactions contemplated hereunder and thereunder, subject to the adoption of the Parent Proposal by Parent’s stockholders and the adoption of this Agreement by Parent as the sole stockholder of Merger Sub. The execution, delivery and performance of this Agreement and the Related Documents and the consummation of the Merger and the other transactions contemplated hereunder and thereunder have been duly authorized by all requisite corporate action on behalf of Parent and Merger Sub, and no other corporate proceedings by Parent and Merger Sub are necessary to authorize the execution and delivery of this Agreement or the Related Documents or to consummate the Merger and the other transactions contemplated hereunder or under the Related Documents, except for the receipt of the Required Parent Vote, the receipt of Parent Minority Approval and the adoption of this Agreement by Parent as the sole stockholder of Merger Sub and the filing of the Certificate of Merger pursuant to the DGCL and the IBCL.

(b) This Agreement and each of the Related Documents to which Parent and/or Merger Sub is a party have been or will be duly executed and delivered by Parent and/or Merger Sub and, assuming the due authorization, execution and delivery hereof and thereof by the Company to the extent the Company is a party hereof and thereof, constitute or will constitute the valid and legally binding obligations of Parent and/or Merger Sub, enforceable against Parent and/or Merger Sub in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 4.3 Capitalization.

(a) The authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock and 10,000,000 shares of Parent Preferred Stock. As of the close of business on March 12, 2013, there were 15,105,846 issued and outstanding shares of Parent Common Stock, 301,956 shares of Parent Common Stock held by Parent in its treasury and no issued and outstanding shares of Parent Preferred Stock. As of the close of business on March 12, 2013, 20,000 shares of Parent Common Stock were reserved for future issuance pursuant to outstanding Parent stock options or restricted stock awards under the Parent Incentive Plans, 87,205 shares of Parent Common Stock were reserved for future issuance pursuant to outstanding Parent stock phantom stock awards under the Parent Incentive Plans and 100,000 shares of Parent Preferred Stock, designated as Series A Junior Participating Preferred Stock, are reserved for issuance upon exercise of the preferred stock purchase rights issued pursuant to the Parent Rights Agreement. As of the close of business on March 12, 2013, there were 835,854 shares of Parent Common Stock remaining available for the grant of awards under the Parent Incentive Plans. There are no outstanding or authorized stock appreciation, profit participation or other similar rights with respect to Parent. All shares of Parent Common Stock are, and all shares of Parent Common Stock which may be issued and outstanding immediately prior to the Effective Time as permitted under this Agreement shall be when issued, duly authorized, validly issued, fully paid and nonassessable shares of Parent Common Stock and not subject to any preemptive rights. All shares of Parent Common Stock constituting Parent Stock Consideration will be, upon issuance, duly authorized and validly issued, fully paid and non-assessable and not subject to any preemptive rights.

(b) Parent has no Voting Debt. As of the date of this Agreement, other than pursuant to the Parent Incentive Plans, Parent and its Subsidiaries have not issued, sold, granted or delivered, are not obligated to issue, sell, grant or deliver (or to cause to be issued, sold, granted or delivered), and are not a party to any Contract or other obligation to issue, sell, grant or deliver, any Equity Interest or Voting Debt of Parent or any of its Subsidiaries.

(c) Parent directly or indirectly owns 100% of the outstanding Equity Interests of Merger Sub. All of the outstanding Equity Interests of Merger Sub are duly authorized, validly issued, fully paid and nonassessable and are owned, directly or indirectly, by Parent free and clear of all Liens except for Liens granted, or to be granted, under the Parent Credit Agreement.

Section 4.4 Subsidiaries.

(a) All of the outstanding shares of capital stock of, or other Equity Interests in, each Parent Subsidiary are duly authorized, validly issued, fully paid and nonassessable and are owned, directly or indirectly, by Parent free and clear of all Liens except for Liens granted under the Parent Credit Agreement.

(b) Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, as of the Effective Time, will not have engaged in any activities other than in connection with the transactions contemplated by this Agreement. Merger Sub has not conducted any business prior to the date of this Agreement and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any kind other than those incident to its formation and pursuant to this Agreement and the transactions contemplated hereunder.

(c) Exhibit 21.1 to Parent’s Annual Report on Form 10-K for the fiscal year ended September 30, 2012 sets forth all of the Parent Subsidiaries. The Parent Subsidiaries are not in violation of their respective Parent Subsidiary Charter Documents.

Section 4.5 Compliance with Laws; Permits.

Except for such matters that, individually or in the aggregate, do not constitute a Parent Material Adverse Effect, and except for (x) matters relating to Taxes, (y) matters relating to Parent Benefit Plans and (z) matters arising under Environmental, Health and Safety Laws:

(a) Neither the Parent nor any Parent Subsidiary is in violation of any applicable Law relating to its business or the ownership or operation of any of its assets, and no Claim is pending or, to the Knowledge of the Parent, threatened with respect to any such matters;

(b) The Parent and each Parent Subsidiary hold all permits, licenses, certifications, variations, exemptions, Orders, franchises, registrations, filings, approvals, authorizations or other required grant of operating authority required by any Governmental Authority necessary for the conduct of their respective businesses (the “Parent Permits”). All Parent Permits are in full force and effect and there exists no default thereunder or breach thereof, and the Parent has no notice or Knowledge that such Parent Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Authority has given, or to the Knowledge of the Parent, threatened to give, notice of any action to terminate, cancel or reform any Parent Permits; and

(c) The Parent and each Parent Subsidiary possess all Parent Permits required for the present ownership or lease, as the case may be, and operation of all Parent Real Property, and there exists no default or breach with respect to, and no Person, including any Governmental Authority, has taken or, to the Knowledge of the Parent, threatened to take, any action to terminate, cancel or reform any such Parent Permit pertaining to the Parent Real Property.

Section 4.6 No Violations; Consents.

(a) Assuming that the consents and approvals referred to in Section 4.6(b) are duly and timely made or obtained and that the Parent Proposal is approved by the requisite Parent stockholders, the execution and delivery by Parent and Merger Sub of this Agreement and the Related Documents, the performance of their respective obligations hereunder and thereunder and the consummation by them of the Merger and the other transactions contemplated hereby and thereby in accordance with the terms hereof and thereof will not (i) violate any provisions of the Parent Charter Documents or Merger Sub Charter Documents, (ii) violate any provisions of the Parent Subsidiary Charter Documents of any Parent Subsidiary, (iii) violate, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, impair Parent’s rights under, alter the rights or obligations of third parties under, result in the termination of or in a right of termination or cancellation of, give rise to a right of purchase under, or accelerate the performance required by, any Contract by which Parent or any of its Subsidiaries is bound or to which any of their properties is subject, (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or its Subsidiaries under any Contract by which Parent or any of its Subsidiaries is bound or to which any of their properties is subject, (v) result in any Contract by which the Parent or any of its Subsidiaries is bound or to which any of their properties is subject being declared void, voidable, or without further binding effect or (vi) contravene or constitute a violation of any provision of any applicable Law binding upon or applicable to Parent or any of its Subsidiaries, other than, in the cases of clauses (iii) through (vi), any such violations, breaches, defaults, impairments, alterations, terminations, cancellations, purchase rights, accelerations Liens or declarations that, individually or in the aggregate, do not constitute a Parent Material Adverse Effect.

(b) Neither the execution and delivery by Parent and Merger Sub of this Agreement or any Related Document nor the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby or thereby in accordance with the terms hereof or thereof will require any consent, approval or authorization of, notice to or filing or registration with any Governmental Authority, other than (i) the filing of the Certificate of Merger with the Secretaries of State of the State of Delaware and the State of Indiana and the filing of other documents required to be filed as a result of the Merger with the relevant Governmental Authorities in the states and foreign jurisdictions in which Parent, Merger Sub or any Parent Subsidiary is qualified to conduct business, (ii) the filing of the Proxy Statement/Prospectus with the SEC in accordance with the Exchange Act and the filing and effectiveness of the Registration Statement and (iii) filings required under federal and state securities or “Blue Sky” Laws, applicable non-U.S. Laws or the rules of the NASDAQ ((i), (ii) and (iii), collectively, the “Parent Regulatory Filings”), except for any such consents, approvals, authorizations, filings, notifications or registrations the absence or omission of which, individually or in the aggregate, do not constitute a Parent Material Adverse Effect.

Section 4.7 SEC Documents.

(a) Parent has filed with the SEC all documents required to be so filed by it since January 1, 2011 pursuant to Sections 13(a), 14(a) and 15(d) of the Exchange Act, and has made available to the Company each registration statement, periodic or other report, proxy statement or information statement (other than preliminary materials) it has so filed, each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the “Parent Reports”). As used in this Section 4.7, the term “file” shall include any reports on Form 8-K furnished to the SEC. As of its respective date, or, if amended by a subsequent filing prior to the date hereof, on the date of such filing, each Parent Report complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations thereunder, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of the Parent Subsidiaries is required to file any forms, reports or other documents with the SEC pursuant to Section 13 or 15 of the Exchange Act. There are no outstanding or unresolved comments to any comment letters received by the Parent from the SEC and, to the Knowledge of Parent, none of the Parent Reports is the subject of any ongoing review by the SEC. Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presented in all material respects the consolidated financial position of Parent and its Subsidiaries as of its date, and each of the consolidated statements of operations, cash flows and changes in stockholders’ equity included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presented in all material respects the results of operations, cash flows or stockholders’ equity, as the case may be, of Parent and its Subsidiaries for the periods set forth therein, subject, in the case of unaudited interim financial statements, to normal and year-end adjustments as permitted by GAAP and the applicable rules and regulations of the SEC (such consolidated balance sheets and consolidated statements of operations, cash flows and changes in stockholders’ equity, each including the notes and schedules thereto, the “Parent Financial Statements”). The Parent Financial Statements (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates and (ii) were prepared in accordance with GAAP consistently applied during the periods involved, except as may be noted in the Parent Financial Statements or as permitted by the SEC for reports on Form 10-Q or Form 8-K.

(b) Parent has not entered into or modified any loans or arrangements with its officers and directors in violation of Section 402 of SOX. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of Parent as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of SOX. The management of Parent has completed its assessment of the effectiveness of Parent’s internal controls over financial reporting in compliance with the requirements of Section 404 of SOX for the year ended September 30, 2012, and such assessment concluded that such controls were effective. Parent has disclosed, based on the most recent evaluations by its chief executive officer and its chief financial officer, to Parent’s outside auditors and the audit committee of the Parent Board (A) all significant deficiencies or material weaknesses (as such terms are defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2 or No. 5, as applicable) in the design or operation of internal controls over financial reporting and (B) any fraud, regardless of whether material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.

(c) Since January 1, 2011, to the Knowledge of Parent, none of Parent, any of its Subsidiaries or any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or Claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries, including any material complaint, allegation, assertion or Claim that Parent or any of its Subsidiaries has a material weakness (as such term is defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2 or No. 5, as applicable) in its internal control over financial reporting.

(d) Parent is in compliance in all material respects with all applicable listing and corporate governance requirements of the NASDAQ and is in compliance in all material respects with all applicable rules, regulations and requirements of SOX.

Section 4.8 Litigation. There is no litigation, arbitration, mediation, action, suit, claim, proceeding or investigation, whether legal or administrative, pending against the Parent or any of its Subsidiaries or, to the Parent’s Knowledge, threatened against the Parent or any of its Subsidiaries or any of their respective assets, properties or operations, at Law or in equity, before or by any Governmental Authority or any Order of any Governmental Authority that, individually or in the aggregate, and taking into consideration the aggregate amounts reserved for any such matters in the Parent’s consolidated balance sheet at September 30, 2012, constitutes a Parent Material Adverse Effect.

Section 4.9 Absence of Parent Material Adverse Effect and Certain Other Changes. Since September 30, 2012, there has not been (a) any Parent Material Adverse Effect, (b) any material change by the Parent or any of its Subsidiaries, when taken as a whole, in any of their accounting methods, principles or practices or any of their Tax methods, practices or elections, (c) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock or other Equity Interest of the Parent or any redemption, purchase or other acquisition of any of its Equity Interests, or (d) except in the ordinary course of business consistent with past practice, any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other employee benefit plan.

Section 4.10 Improper Payments

(a) . There have been no false or fictitious entries made in the books or records of the Parent or any of its Subsidiaries relating to any illegal payment or secret or unrecorded fund, and neither the Parent nor any of its Subsidiaries has established or maintained a secret or unrecorded fund. Neither the Parent nor any of its Affiliates, nor any director, officer, agent, employee or other Person associated with or acting on behalf of the Parent or its Affiliates, has (a) used any corporate funds for any unlawful contribution, gift, entertainment or payment of anything of value relating to political activity, (b) made any direct or indirect unlawful payment to any employee, agent, officer, director, representative or stockholder of a Governmental Authority or political party, or official or candidate thereof, or any immediate family member of the foregoing or (c) made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment in connection with the conduct of the Parent’s or its Affiliates’ businesses.

Section 4.11 Undisclosed Liabilities. Neither the Parent nor any of its Subsidiaries has any liabilities of any nature, regardless of whether fixed, accrued, contingent or otherwise, except liabilities and obligations that (a) are fully reflected or reserved against in the Parent’s quarterly report on Form 10-Q for the fiscal quarter ended December 31, 2012, (b) liabilities permitted or contemplated under this Agreement and the transactions contemplated by this Agreement and (c) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2012, which liabilities, individually or in the aggregate, do not constitute a Parent Material Adverse Effect.

Section 4.12 No Brokers. Neither Parent nor any of its Subsidiaries has entered into any Contract with any Person that may result in the obligation of the Company, the Surviving Corporation, Merger Sub, Parent or any of their respective Subsidiaries to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby. Parent has retained Periculum Capital Company, LLC as its financial advisor, the fees of which will be paid by Parent.

Section 4.13 Opinion of Financial Advisor. The Parent Board has received the opinion of Stifel, Nicolaus & Company, Incorporated to the effect that, as of the date of such opinion and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration was fair, from a financial point of view, to Parent, and Parent will promptly furnish a copy of such opinion to the Company for informational purposes.

Section 4.14 Company Share Ownership. Neither Parent nor any of its Subsidiaries owns any shares of the capital stock of the Company or any other securities convertible into or otherwise exercisable to acquire shares of capital stock of the Company.

Section 4.15 Vote Required; Board of Director Approval. Under Delaware Law and the rules of the NASDAQ, the only vote of the holders of any class or series of Parent Equity Interests necessary to approve the Parent Proposal is the affirmative vote in favor of the Parent Proposal by the holders of a majority of the shares of Parent Common Stock that are voted on the Parent Proposal, as long as a majority of the issued and outstanding shares of Parent Common Stock are voted on the Parent Proposal (the “Required Parent Vote”). The Parent Board has, by resolutions duly adopted at a meeting of all directors on the Parent Board, which meeting was duly called and held, (a) determined that the merger is advisable and in the best interests of Parent and its stockholders, (b) approved the Merger and this Agreement, (c) recommended that the stockholders of Parent approve the issuance of shares of Parent Common Stock in the merger and (d) directed that such matter be submitted to the stockholders of Parent at the Parent Meeting. No stockholder vote is required for Merger Sub to adopt this Agreement and consummate the transactions contemplated hereby, other than the vote of Parent acting as the sole stockholder of Merger Sub.

Section 4.16 Financing.

At the Closing, Parent shall have sufficient cash, available borrowings under line(s) of credit, or other sources of immediately available funds to enable Parent to pay the Maximum Cash Amount of the Merger Consideration and to perform its obligations with respect to all of the remaining transactions contemplated by this Agreement.

Section 4.17 No Other Representations or Warranties. Except for the representations and warranties contained in this Article 4, none of Parent, Merger Sub or any other Person makes any other express or implied representation or warranty on behalf of Parent, Merger Sub or any of their Affiliates in connection with this Agreement or the transactions contemplated hereby.

Article 5

Covenants

Section 5.1 Business in Ordinary Course. Except as permitted or contemplated by the terms of this Agreement, and except as provided in Section 5.1 of the Company Disclosure Letter, unless with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in all material respects in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, and use its commercially reasonable efforts consistent with past practices and policies to (a) preserve intact its present business organizations and goodwill, (b) keep available the services of its present executive officers, directors and key employees, and (c) preserve its relationships with customers, suppliers, agents, and creditors.

Section 5.2 Conduct of Business Pending Closing. Without limiting the generality of Section 5.1, except as permitted or contemplated by the terms of this Agreement, and except as provided in Section 5.2 of the Company Disclosure Letter, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall not, nor will the Company permit any of its Subsidiaries to, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) except to the extent required to comply with applicable Law or the rules and regulations of any securities exchange on which the Company Common Stock is listed or admitted to trading, amend its certificate or articles of incorporation, bylaws, certificate of formation, certificate of organization, certificate of limited partnership, limited liability company agreement, operating agreement, partnership agreement, or other governing or organizational documents;

(b) adjust, split, combine, reclassify or dispose of any of its outstanding Equity Interests (other than dispositions by or among direct or indirect wholly owned Subsidiaries and cancellations of stock options or restricted stock grants forfeited in accordance with the terms of a Benefit Plan in existence on the date of this Agreement or related stock option or restricted stock grant agreements);

(c) declare, set aside or pay any dividends or other distributions (whether payable in cash, property or Equity Interests) with respect to its Equity Interests (other than by or among direct or indirect wholly owned Subsidiaries);

(d) issue, grant or sell, or agree to issue, grant or sell, any Equity Interests, including capital stock (other than issuances of Equity Interests (i) pursuant to the exercise of any stock options or other equity awards outstanding on the date of this Agreement, (ii) in an amount consistent with past practices to non-executive officer employees hired after the date hereof in the ordinary course of business consistent with past practices, not to exceed 15,000 shares in the aggregate of Company Common Stock or (iii) by a wholly owned Subsidiary of the Company to the Company or any of its wholly owned Subsidiaries), change its capitalization from that which exists on the date hereof (except as described by the foregoing exceptions), issue, sell, award or grant any rights, options or warrants to acquire its Equity Interests or any conversion rights with respect to its Equity Interests, or enter into or amend any agreements with any holder of its Equity Interests with respect to holding, voting or disposing of such Equity Interests;

(e) purchase, redeem or otherwise acquire any of its outstanding Equity Interests, except (i) by or among direct or indirect wholly owned Subsidiaries or (ii) shares of Company Common Stock that are withheld to satisfy federal withholding requirements upon vesting of Company Restricted Stock;

(f) merge or consolidate with, or sell, transfer, lease, sublease or otherwise dispose of all or a substantial portion of its assets to, any other Person (other than transfers among the Acquired Companies), except for any sales, leases or dispositions of assets (i) to customers in the ordinary course of business consistent with past practices or (ii) to a non-affiliated Person in an arms-length transaction for not less than fair market value and not in excess of $25,000 individually or $100,000 in the aggregate;

(g) liquidate, wind-up, dissolve or adopt any plan to liquidate, wind-up or dissolve (or suffer any liquidation or dissolution) (other than direct or indirect wholly owned Subsidiaries);

(h) acquire or agree to acquire by merger, consolidation or otherwise (including by purchase of Equity Interests or all or substantially all of the assets) the business of any Person or a division thereof;

(i) sell, transfer or otherwise dispose of, or mortgage, pledge or otherwise encumber, any Equity Interests of any other Person (including any Equity Interests in any Subsidiary), other than Permitted Liens or Liens pursuant to any credit agreement to which it is a party and that is outstanding as of the date hereof;

(j) make any loans, advances or capital contributions to, or investments in, any Person (other than (i) loans, advances or capital contributions to a wholly owned Subsidiary or loans or advances from such a Subsidiary, (ii) customer loans and advances to employees consistent with past practices or (iii) short-term investments of cash in the ordinary course of business in accordance with the cash management procedures of the Acquired Companies);

(k) terminate or amend any Company Material Contract or waive or assign any of its rights under any Company Material Contract in a manner that would be materially adverse to the Company, or enter into any Company Material Contract other than customer or vendor Contracts entered into in the ordinary course of business;

(l) (i) incur or assume any Indebtedness, except indebtedness incurred under any credit agreement to which it is a party and that is outstanding as of the date hereof, letters of credit, surety bonds or similar arrangements incurred in the ordinary course of business consistent with past practices or indebtedness incurred with respect to any matter expressly permitted by this Section 5.2, or (ii) assume, endorse (other than endorsements of negotiable instruments in the ordinary course of business), guarantee or otherwise become liable or responsible for (whether directly, indirectly, contingently or otherwise) the liabilities, obligations or performance of any other Person, except under any credit agreement to which it is a party and that is outstanding as of the date hereof or in the ordinary course of business consistent with past practices; provided, however, that in no case shall the Company and its Subsidiaries, taken as a whole, incur or assume any Indebtedness, or assume, endorse, guarantee or otherwise become liable for any liabilities, obligations or performance, with a value in excess of $7,300,000 in the aggregate; provided, further, that in no case from the Merger Consideration Determination Date to and through the Closing Date shall the Company and its Subsidiaries, taken as a whole, incur or assume any additional Indebtedness, or assume, endorse, guarantee or otherwise become liable for any additional liabilities, obligations or performance that would result in the Company’s having, as of a time immediately prior to the Closing, an aggregate amount of (a) Funded Debt; plus (b) other Company debt, if any, not including ordinary trade payables, in excess of Net Debt;

(m) (i) during the period from the date of this Agreement to the Closing Date, except as otherwise permitted under this Agreement, enter into any additional Contracts, Benefit Plans or agreements, in each case, with employees, directors or consultants of the Acquired Companies, or make or agree to make any material changes to any existing Contracts, Benefit Plans or agreements, in each case, with employees, directors or consultants of the Acquired Companies; provided, however, that the Company may in its sole discretion and without the prior written consent of Parent amend or adopt any arrangement to cause an arrangement existing on the date hereof to comply with, or be exempt from, Section 409A of the Internal Revenue Code if such amendment or arrangement does not cause or entail any cost or expense to Parent (other than reasonable and necessary fees and expenses of advisors in connection therewith), (ii) grant any increase in the compensation (including base salary or bonus) or benefits payable to any officer, (iii) except in connection with promotions consistent with past practices, grant any increase in the compensation or benefits payable to any non-officer or (iv) except as required to comply with applicable Law or any agreement or policy in existence as of the date of this Agreement, adopt, enter into, amend or otherwise increase, or accelerate the payment or vesting of any amounts, benefits or rights payable or accrued (or to become payable or accrued) under any Benefit Plan;

(n) with respect to any former, present or future Representative, increase any compensation or benefits payable to such Representative or enter into, amend, modify or extend any employment or consulting agreement or Benefit Plan with of for such Representative;

(o) create, incur, assume or permit to exist any Lien on any of its properties or assets, except for Permitted Liens or Liens pursuant to any credit agreement to which it is a party and that is outstanding as of the date thereof;

(p) (i) make or rescind any material election relating to Taxes, including any election for any and all joint ventures, partnerships, limited liability companies or other investments, (ii) settle or compromise any material Claim, action, litigation, proceeding, arbitration or investigation relating to Taxes or (iii) change in any material respect any of its methods of reporting any items for Tax purposes from those employed in the preparation of its Tax Returns for the most recent Taxable year for which a Tax Return has been filed, except as may be required by applicable Law;

(q) make or commit to make capital expenditures exceeding $250,000 in the aggregate;

(r) take any action that is reasonably likely to materially delay or impair the ability of the Company to consummate the transactions contemplated by this Agreement;

(s) enter into any new line of business material to the Acquired Companies taken as a whole;

(t) enter into any Contract that subjects or will subject the Surviving Corporation or Parent to any non-compete or similar restriction on any Acquired Company business following the Effective Time;

(u) enter into any Contract the effect of which is or will be to grant a Third Party any right or potential right of license to any material Intellectual Property of any Acquired Company;

(v) except as may be required as a result of a change in GAAP, change any of the material accounting principles, estimates, or practices used by the Acquired Companies;

(w) compromise, settle or grant any waiver or release related to any litigation or proceeding, other than settlements or compromises of such litigation or proceedings where the full amount to be paid is covered by insurance or where the amount to be paid does not exceed $25,000 individually or $100,000 in the aggregate;

(x) engage in any transaction (other than pursuant to agreements in effect as of the date of this Agreement and that are disclosed in the Company Disclosure Letter and transactions between or among the Acquired Companies in the ordinary course of business consistent with past practice) or enter into any agreement with any Affiliate (provided that for the purpose of this clause (x) only, the term “Affiliate” shall not include any employee of the Acquired Companies other than directors and executive officers thereof and any employees who share the same household as any such directors and executive officers); or

(y) enter into any Contract or obligation with respect to any of the foregoing.

Section 5.3 Access to Assets, Personnel and Information.

(a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, from the date hereof until the Effective Time, Parent shall: (i) afford to the Company and the Company Representatives, at the Company’s sole risk and expense, reasonable access during normal business hours to any and all of the facilities and assets of the Parent Companies and the books and records, files, data, correspondence, Contracts, permits, audits and all other information relating to the Parent Companies’ financial position, business, employees, representatives, agents, facilities and assets, whether written or computerized, that are within the possession or control of any of the Parent Companies (the “Parent Information”); and (ii) upon request during normal business hours, furnish promptly to the Company (at the Company’s expense), or similarly provide reasonable access to, a copy of any Parent Information. The Company agrees to review such information in a manner that does not interfere unreasonably with the Parent Companies’ operations and with the prompt discharge by such Parent Companies’ employees of their duties. The Company agrees to indemnify and hold the Parent Companies harmless from any and all Claims and liabilities, including costs and expenses for the loss, injury to or death of any Representative of the Acquired Companies, and any loss or destruction of any property owned by the Parent Companies or others (including Claims or liabilities for use of any property) resulting directly or indirectly from the action or inaction of any of the Acquired Companies or their Representatives during any visit to the business or property of the Parent Companies prior to the completion of the Merger, whether pursuant to this Section 5.3 or otherwise. No Parent Company shall be required to provide access to or to disclose Parent Information where such access or disclosure would constitute a violation of attorney/client privilege, violate any Law or violate a Contract pursuant to which any Parent Company is required to keep such information confidential, or involve the disclosure of Parent Information relating to Parent’s negotiation of the Merger or any transaction related to the Merger or relating to Parent’s negotiation of any Parent Acquisition Proposal. In such circumstances, the Parties will use reasonable best efforts to make reasonable and appropriate substitute disclosure arrangements. None of the Acquired Companies or their Representatives shall conduct any invasive environmental sampling on any business or property of the Parent Companies prior to completion of the Merger without the prior written consent of Parent.

(b) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, from the date hereof until the Effective Time, the Company shall: (i) afford to Parent and the Parent Representatives, at Parent’s sole risk and expense, reasonable access during normal business hours to any and all of the facilities and assets of the Acquired Companies and the books and records, files, data, correspondence, Contracts, permits, audits and all other information relating to the Acquired Companies’ financial position, business, employees, representatives, agents, facilities and assets, whether written or computerized, that are within the possession or control of any of the Acquired Companies (the “Company Information”); and (ii) upon request during normal business hours, furnish promptly to Parent (at Parent’s expense), or similarly provide reasonable access to, a copy of any Company Information. Parent agrees to review such information in a manner that does not interfere unreasonably with the Acquired Companies’ operations and with the prompt discharge by such Acquired Companies’ employees of their duties. Parent agrees to indemnify and hold the Acquired Companies harmless from any and all Claims and liabilities, including costs and expenses for the loss, injury to or death of any Representative of the Parent Companies, and any loss of destruction of any property owned by the Acquired Companies or others (including Claims or liabilities for use of any property) resulting directly or indirectly from the action or inaction of any of the Parent Companies or their Representatives during any visit to the business or property of the Acquired Companies prior to the completion of the Merger, whether pursuant to this Section 5.3 or otherwise. None of the Acquired Companies shall be required to provide access to or to disclose Company Information where such access or disclosure would constitute a violation of attorney/client privilege, violate any Law or violate a Contract pursuant to which any Acquired Company is required to keep such information confidential, or involve the disclosure of Company Information relating to Company’s negotiation of the Merger or any transaction related to the Merger or relating to Company’s negotiation of any Company Acquisition Proposal. In such circumstances, the Parties will use reasonable best efforts to make reasonable and appropriate substitute disclosure arrangements. None of the Parent Companies or their Representatives shall conduct any invasive environmental sampling on any business or property of the Acquired Companies prior to the completion of the Merger without prior written consent of the Company.

(c) From the date hereof until the Effective Time, each of Parent and the Company shall: (i) furnish to the other, promptly upon receipt or filing (as the case may be), a copy of each communication between such Party and the SEC after the date hereof relating to the Merger or the Registration Statement and each report, schedule, registration statement or other document filed by such Party with the SEC after the date hereof relating to the Merger or the Registration Statement, unless such communication, report, schedule, registration statement or other document is otherwise readily available through the SEC’s EDGAR system, in which case Parent or the Company (as the case may be) shall provide notice to the other of such availability; and (ii) promptly advise the other of the substance of any oral communications between such Party and the SEC relating to the Merger or the Registration Statement.

(d) The Company will not (and will cause the Company Subsidiaries and the Company Representatives not to), and Parent will not (and will cause the Parent Subsidiaries and the Parent Representatives not to), use any information obtained pursuant to this Section 5.3 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Any information obtained by the Acquired Companies or Parent Companies or their respective Representatives under this Section 5.3 shall be subject to the confidentiality and use restrictions set forth in the Confidentiality Agreement.

(e) Notwithstanding anything in this Section 5.3 to the contrary: (i) the Company shall not be obligated under the terms of this Section 5.3 to disclose to Parent or the Parent Representatives, or grant Parent or the Parent Representatives access to, information that is within the possession or control of any of the Acquired Companies but subject to a valid and binding confidentiality agreement with a Third Party without first obtaining the consent of such Third Party, and the Company, to the extent requested by Parent, will use its reasonable best efforts to obtain any such consent; and (ii) Parent shall not be obligated under the terms of this Section 5.3 to disclose to the Company or the Company Representatives, or grant the Company or the Company Representatives access to, information that is within the possession or control of any of the Parent Companies but subject to a valid and binding confidentiality agreement with a Third Party without first obtaining the consent of such Third Party, and Parent, to the extent requested by the Company, will use reasonable best efforts to obtain any such consent.

(f) No investigation by Parent or the Company or their respective Representatives shall affect the representations, warranties, covenants or agreements of the other set forth in this Agreement, and no Party shall be deemed to have made any representation or warranty to the other Party except as expressly set forth in this Agreement.

Section 5.4 Solicitation by the Company.

(a) During the period beginning on the date of this Agreement and continuing until 12:01 a.m. (EST) on the thirty-first day thereafter, the Company and any Representative of the Company or any Company Subsidiary shall be permitted to (i) directly or indirectly solicit, initiate or encourage the submission of a Company Acquisition Proposal and (ii) directly or indirectly participate in discussions or negotiations regarding, and furnish to any Person information with respect to, and take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, a Company Acquisition Proposal; provided, however, that (A) the Company shall not, nor shall it authorize or permit any Company Subsidiary to, nor shall it authorize or permit any Representative of the Company or any Company Subsidiary to, provide to any Person any non-public information (other than any immaterial non-public information) with respect to the Company or any Company Subsidiary without first entering into a confidentiality agreement with such Person with use and disclosure limitations and other material terms that are no more favorable to such Person than those contained in the Confidentiality Agreement and (B) the Company shall promptly provide to Parent any non-public information concerning the Company or any Company Subsidiary that is provided to such person or its Representatives which was not previously provided to Parent.

(b) From the date of this Agreement until the first to occur of the Effective Time and the termination of this Agreement in accordance with Article 7, except as specifically permitted in Section 5.4(a), Section 5.4(d), Section 5.4(e) or Section 5.4(f), the Company agrees that neither it nor any of its Subsidiaries or Representatives will, directly or indirectly: (i) solicit, initiate, encourage or facilitate (including by way of furnishing or disclosing non-public information) any inquiries, offers or proposals that constitute, or are reasonably likely to lead to, a Company Acquisition Proposal, and upon becoming aware of any violation of this Section 5.4(b)(i), the Company shall, and shall cause its Subsidiaries to, and use its reasonable best efforts to cause its Representatives to, stop soliciting, initiating, encouraging, facilitating (including by way of furnishing or disclosing non-public information) or taking any action designed to facilitate, directly or indirectly, any inquiry, offer or proposal that constitutes, or is reasonably likely to lead to, a Company Acquisition Proposal; (ii) engage in discussions or negotiations with, furnish or disclose any non-public information or data relating to the Acquired Companies to, or in response to a request therefor, give access to the properties, assets or books and records of the Acquired Companies to, any Person who has made or may be considering making a Company Acquisition Proposal or take any action which may otherwise lead to a Company Acquisition Proposal; (iii) approve, endorse or recommend any Company Acquisition Proposal; or (iv) enter into any agreement in principle, letter of intent, arrangement, understanding or other Contract relating to any Company Acquisition Proposal; provided, however, that nothing in this Section 5.4 shall prohibit discussions or negotiations with customers or suppliers in the ordinary course of business consistent with past practices.

(c) Except as specifically permitted in Section 5.4(a), Section 5.4(d) and Section 5.4(e), the Company shall, and shall cause each of its Subsidiaries and Representatives to, immediately cease and terminate any existing solicitations, discussions, negotiations or other activity with any Person with respect to any Company Acquisition Proposal or which could reasonably be expected to lead to a Company Acquisition Proposal, and shall inform its Subsidiaries and Representatives which are engaged in any such solicitations, discussions, negotiations or other activity of the Company’s obligations under this Section 5.4. The Company shall promptly inform its Representatives who have been involved with or otherwise providing assistance in connection with the negotiation of this Agreement and the transactions contemplated by this Agreement of the Company’s obligations under this Section 5.4. The Company shall promptly demand that any Person (and the legal, financial or other representatives of any such Person) who has heretofore executed a confidentiality agreement with or for the benefit of any of the Acquired Companies with respect to such Person’s consideration of a possible Company Acquisition Proposal promptly return or destroy (and the Company shall use commercially reasonable efforts to cause any such destruction to be certified in writing by any such Person to the Company) all confidential information heretofore furnished by the Acquired Companies or any of their legal, financial or other representatives to such Person or any of its legal, financial or other representatives in accordance with the terms of the confidentiality agreement with such Person.

(d) Notwithstanding anything to the contrary in this Agreement or in the Confidentiality Agreement, prior to obtaining the Required Company Vote, nothing in this Agreement shall prevent the Company or the Company Board from:

(i) after the date of this Agreement, directing any unsolicited inquiries received by the Company or any Representative of the Company to one designated Representative who may direct the inquirer to this Agreement;

(ii) after the date of this Agreement, engaging in discussions or negotiations with, furnishing or disclosing any information or data relating to the Acquired Companies to, or in response to a request therefor, giving access to the properties, assets or books and records of the Acquired Companies to, any Person who has made an unsolicited, bona fide, written Company Acquisition Proposal after the date hereof that did not result from a violation by the Acquired Companies or any of their Representatives of this Section 5.4; provided, however, that prior to engaging in discussions or negotiations with, furnishing or disclosing any information or data relating to the Acquired Companies to, or giving access to the properties, assets or books and records of the Acquired Companies to, such Person, (A) the Company Board, acting in good faith, has determined (I) after consultation with its outside legal counsel and financial advisors and based on such other matters as it deems relevant, that such Company Acquisition Proposal constitutes, or is reasonably likely to result in, a Company Superior Proposal and (II) after consultation with its outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with its fiduciary duties under applicable Law and (B) the Company (I) enters into a confidentiality agreement with such Person with use and disclosure limitations and other material terms that are no more favorable to such Person than those contained in the Confidentiality Agreement and (II) has complied with Section 5.4(e); and

(iii) subject to compliance by the Company with Section 5.4(f), (A) withdrawing (or amending or modifying in a manner adverse to Parent), or publicly proposing to withdraw (or to amend or modify in a manner adverse to Parent), the approval, recommendation or declaration of advisability by the Company Board or any committee thereof (as the case may be) of this Agreement, the Merger or the transactions contemplated hereby (the actions referred to in this clause (A) being collectively referred to herein as a “Company Adverse Recommendation Change”), (B) recommending, adopting, approving or submitting to its stockholders, or proposing publicly to recommend, adopt, approve or submit to its stockholders, any Company Acquisition Proposal (the actions referred to in this clause (B) being collectively referred to as a “Company Acquisition Proposal Recommendation”), or (C) entering into any agreement, including any agreement in principle, letter of intent or understanding, acquisition or merger agreement, option agreement, joint venture agreement, partnership agreement or similar agreement, arrangement or understanding which constitutes, relates to, is intended to lead to or could reasonably be expected to lead to a Company Acquisition Proposal (other than a Confidentiality Agreement contemplated by Section 5.4(d)(ii)(B)(I)) (each a “Company Acquisition Agreement”). For the avoidance of doubt, the Parties acknowledge and agree that a Company Adverse Recommendation Change may or may not involve a Company Acquisition Proposal.

(e) If the Company or any Company Representative receives a request for information from a Person who has made an unsolicited, bona fide, written Company Acquisition Proposal after the date of this Agreement, and the Company is permitted to provide such Person with information pursuant to this Section 5.4, the Company will provide to Parent a copy of the confidentiality agreement with such Person promptly upon its execution and provide to Parent a list of, and copies of, all information provided to such Person as promptly as practicable after its delivery to such Person and promptly provide Parent with access to all information to which such Person was provided access, in each case only to the extent not previously provided to Parent. The Company shall promptly provide notice to Parent, in writing, of the receipt of any Company Acquisition Proposal or any inquiry with respect to or that could reasonably be expected to lead to a Company Acquisition Proposal (but in no event more than 24 hours after the receipt thereof), which notice shall include the identity of the Person or group requesting such information or making such inquiry or Company Acquisition Proposal and the material terms and conditions of any such Company Acquisition Proposal. The Company shall promptly provide Parent with copies of any written changes to any Company Acquisition Proposal, with written notice of material changes in the status of any Company Acquisition Proposal (including proposed changes to the status) and with written notice of any changes in the price, form of consideration, timing of payment thereof or any other material terms of any Company Acquisition Proposal. The Company shall promptly provide Parent, upon receipt or delivery thereof, with copies of all material correspondence or other material documents sent or provided to the Company by any Person in connection with any Company Acquisition Proposal or sent or provided to any Person by the Company in connection with any Company Acquisition Proposal.

(f) Notwithstanding anything herein to the contrary, the Company Board shall not (x) make a Company Adverse Recommendation Change, (y) make a Company Acquisition Proposal Recommendation or (z) enter into any Company Acquisition Agreement relating to a Company Acquisition Proposal, unless:

(i) The Company complies with the terms of Section 5.4(e);

(ii) Promptly upon a determination by the Company Board, after consultation with its outside legal counsel and financial advisors, that (A) a material fact, event, change, development or set of circumstances (other than a Company Acquisition Proposal occurring or arising after the date of this Agreement) that was not known to the Company Board nor reasonably foreseeable by the Company Board as of or prior to the date of this Agreement requires a Company Adverse Recommendation Change or (B) a Company Acquisition Proposal constitutes, or is reasonably likely to result in, a Company Superior Proposal, the Company promptly notifies, in writing, Parent of such determination and describes in reasonable detail such material fact, event, change, development or set of circumstances, or the material terms and conditions of such Company Superior Proposal and the identity of the Person making such Company Superior Proposal, as the case may be. Parent shall have four Business Days after delivery of such written notice to submit an offer to engage in an alternative transaction or to modify the terms and conditions of this Agreement such that the Company may proceed with this Agreement (a “Parent Revised Offer”). During such four Business Day period, the Company and its financial and legal advisors shall negotiate in good faith exclusively with Parent to enable Parent to submit a Parent Revised Offer. Any amendment to the price or any other material term of a Company Superior Proposal shall require a new notice from the Company and an additional three Business Day period within which Parent may negotiate a Parent Revised Offer;

(iii) The Company Board shall have determined in good faith, after consultation with its financial advisors and outside legal counsel and after considering the results of any negotiations with Parent and any Parent Revised Offer, that the failure to take such action is reasonably likely to be inconsistent with its fiduciary duties under applicable Law and, in the case of a Company Acquisition Proposal Recommendation or a proposed entry into a Company Acquisition Agreement, that the applicable Company Acquisition Proposal continues to constitute a Company Superior Proposal; and

(iv) Concurrently with making such Company Adverse Recommendation Change or Company Acquisition Proposal Recommendation or entering into such Company Acquisition Agreement, the Company terminates this Agreement pursuant to Section 7.1(d)(iii).

(g) Nothing contained in this Section 5.4 shall prohibit the Company or the Company Board from taking and disclosing to the stockholders of the Company a position with respect to a Company Acquisition Proposal pursuant to Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent the Company determines after consultation with outside legal counsel that failure to make such disclosure would constitute a violation of applicable Law.

(h) All notices to be given by the Parties under this Section 5.4 shall be given by facsimile transmission in accordance with Section 8.3 (which notice shall be effective as of the day of transmission if transmitted on or before 5:00 p.m. U.S. Central Time on the date of transmission, otherwise the next day after transmission).

Section 5.5 Stockholders’ Meetings. Promptly after the Registration Statement is declared effective under the Securities Act, each of Parent and the Company shall take all necessary action, in accordance with applicable Law, the rules and regulations of the NASDAQ or any securities exchange on which the Company Common Stock is listed or admitted to trading (as the case may be) and the Parent Charter Documents or the Company Charter Documents (as the case may be), to properly give notice of and hold a meeting of its stockholders for the purpose of voting on the Parent Proposal or the Company Proposal (as the case may be). Subject to Article 7, Parent shall recommend approval of the Parent Proposal, and subject to Section 5.4 and Article 7, the Company Board shall recommend approval of the Company Proposal. Each of the Parent Board and the Company Board shall take all lawful action to solicit such approval, including timely mailing the Proxy Statement/Prospectus to the stockholders of Parent and the Company. Parent and the Company shall coordinate and cooperate with respect to the timing of their respective stockholder meetings, and use reasonable best efforts to hold such meetings on the same day and within 45 days after the date the Registration Statement is declared effective; provided, however, that the Company may postpone or adjourn the Company Meeting (A) for the absence of a quorum or (B) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that the Company believes in good faith is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Meeting; provided, further, that in the event that the Company Meeting is delayed to a date after the Termination Date as a result of either (A) or (B) above, then the Termination Date shall be extended to the fifth Business Day after such Company Meeting date.

Section 5.6 Registration Statement and Proxy Statement/Prospectus.

(a) Parent and the Company shall cooperate and promptly prepare the Registration Statement and the Proxy Statement/Prospectus and shall file the Registration Statement in which the Proxy Statement/Prospectus will be included as a prospectus with the SEC as soon as practicable after the date hereof and in any event not later than 45 days after the date hereof. Each Party shall give the other Party and its counsel a reasonable opportunity to review and comment on the Registration Statement and the Proxy Statement/Prospectus, including all amendments and supplements thereto, prior to such documents being filed with the SEC or disseminated to stockholders of the Company or Parent and shall give the other Party and its counsel a reasonable opportunity to review and comment on all responses to requests for additional information and comments from the SEC prior to their being filed with, or sent to, the SEC. Parent and the Company shall use their respective reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after filing. Parent and the Company will provide each other with any information which may reasonably be required to prepare and file the Proxy Statement/Prospectus and the Registration Statement. Each of Parent and the Company will cause the Proxy Statement/Prospectus to be mailed to its stockholders as promptly as reasonably practicable after the Registration Statement is declared effective by the SEC. If at any time prior to the Effective Time any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement, Parent or the Company, as applicable, will as promptly as reasonably practicable inform the other of such occurrence, and Parent and the Company will cooperate in filing such amendment or supplement with the SEC, use commercially reasonable best efforts to cause such amendment to become effective as promptly as possible and, if required, mail such amendment or supplement to their respective stockholders. Parent shall use its reasonable best efforts, and the Company shall cooperate with Parent, to obtain any and all necessary state securities Laws or “blue sky” permits, approvals and registrations in connection with the issuance of Parent Common Stock pursuant to the Merger.

(b) Parent will cause the Registration Statement, at the time it becomes effective under the Securities Act, to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations of the SEC thereunder, and the Company shall be responsible for furnishing to Parent true, accurate and complete information relating to the Company and holders of Company Common Stock as is required to be included therein.

(c) The Company hereby covenants and agrees with Parent that (i) the Registration Statement (at the time it becomes effective under the Securities Act through the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (provided, however, that this clause (i) shall apply only to information included or incorporated by reference in the Registration Statement that was supplied by the Company for inclusion therein); and (ii) the Proxy Statement/Prospectus (at the time it is first mailed to stockholders of the Company, at the time of the Company Meeting, and at the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (provided, however, that this clause (ii) shall apply only to information included or incorporated by reference in the Proxy Statement/Prospectus that was supplied by the Company for inclusion therein). If, at any time prior to the Effective Time, any event with respect to the Company, or with respect to other information supplied by the Company for inclusion in the Registration Statement or the Proxy Statement/Prospectus, occurs and such event is required to be described in an amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus, the Company shall promptly notify Parent of such occurrence and shall cooperate with Parent in the preparation, filing and dissemination of such amendment or supplement.

(d) Parent hereby covenants and agrees with the Company that (i) the Registration Statement (at the time it becomes effective under the Securities Act and until the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (provided, however, that this clause (i) shall not apply to any information included or incorporated by reference in the Registration Statement that was supplied by the Company for inclusion therein); and (ii) the Proxy Statement/Prospectus (at the time it is first mailed to stockholders of Parent, at the time of the Parent Meeting, and at the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (provided, however, that this clause (ii) shall not apply to any information included or incorporated by reference in the Proxy Statement/Prospectus that was supplied by the Company for inclusion therein). If, at any time prior to the Effective Time, any event with respect to Parent, or with respect to other information included in the Registration Statement, occurs and such event is required to be described in an amendment to the Registration Statement, such event shall be so described and such amendment shall be promptly prepared and filed. If, at any time prior to the Effective Time, any event with respect to Parent, or with respect to other information included in the Proxy Statement/Prospectus, occurs and such event is required to be described in a supplement to the Proxy Statement/Prospectus, Parent shall promptly notify the Company of such occurrence and shall cooperate with the Company in the preparation, filing and dissemination of such supplement.

(e) None of the Registration Statement, the Proxy Statement/Prospectus or any amendment or supplement thereto will be filed or disseminated to the stockholders of the Company without the approval of both Parent and the Company. Parent shall advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective under the Securities Act, the issuance of any stop order with respect to the Registration Statement, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any comments or requests for additional information by the SEC with respect to the Registration Statement.

Section 5.7 NASDAQ Listing. Parent shall prepare and submit to the NASDAQ, as soon as practicable, a Listing of Additional Shares Notification or other appropriate documentation covering the shares of Parent Common Stock representing Parent Stock Consideration to be issued in the Merger.

Section 5.8 Additional Arrangements.

(a) Subject to the terms and conditions herein provided, each of the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all action and shall use their reasonable best efforts to do, or cause to be done, all things necessary, appropriate or desirable, under any applicable Law, under applicable Contracts (including the Parent Credit Agreement) or otherwise, so as to enable the Closing to occur as soon as reasonably practicable, including using its reasonable best efforts to obtain all necessary material waivers, consents and approvals, remove all impediments to the Closing, and make all Parent Regulatory Filings and Company Regulatory Filings (the “Regulatory Filings”). Parent and the Company each will cause all documents it is responsible for filing with any Governmental Authority under this Section 5.8 to comply in all material respects with all applicable Laws.

(b) Each of Parent and the Company shall furnish the other Party with such information and reasonable assistance as such other Party and its Representatives may reasonably request in connection with their preparation of any Regulatory Filings with any Governmental Authorities.

(c) Each of the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all action or shall use their reasonable best efforts to do, or cause to be done, all things necessary, appropriate or desirable to cause the covenants and conditions applicable to the transactions contemplated hereby to be performed or satisfied as soon as practicable, and will execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby.

(d) Each of Parent and the Company shall use its reasonable best efforts to avoid the entry of, or to have vacated or terminated, any decree, Order, ruling or injunction that would restrain, prevent or delay the Closing. Furthermore, if any Governmental Authority shall have issued any Order, decree, ruling or injunction, or taken any other action, that would have the effect of restraining, enjoining or otherwise prohibiting, delaying or preventing the consummation of the transactions contemplated hereby, each of the Company and Parent shall use its reasonable best efforts to have such Order, decree, ruling or injunction or other action declared ineffective as soon as practicable.

(e) Parent and the Company shall promptly notify each other of any communication concerning this Agreement or the Merger from any Governmental Authority and, subject to applicable Law, permit the other Party to review in advance any proposed communication to any Governmental Authority concerning this Agreement or the Merger. In addition, Parent and Company shall not agree to participate in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or another inquiry concerning this Agreement or the Merger, or enter into any agreements with any Governmental Authority, including, without limitation, extending any antitrust waiting periods, unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate thereat. Parent and the Company shall furnish counsel to the other Party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between them and their respective Affiliates and Representatives on the one hand, and any Governmental Authorities or members of their respective staffs on the other hand, relating to this Agreement and the Merger.

(f) Notwithstanding the foregoing, and except as provided in Section 5.1 and 5.2, nothing contained in this Agreement shall be construed so as to require Parent, Merger Sub or the Company, or any of their respective Subsidiaries or Affiliates, without its written consent, to sell, license, dispose of, hold separate, or operate in any specified manner any assets or businesses of Parent, Merger Sub, the Company or the Surviving Corporation (or to require Parent, Merger Sub, the Company or any of their respective Subsidiaries or Affiliates to agree to any of the foregoing). In connection with its obligations under this Section 5.8, the Company shall not, without Parent’s prior written consent, commit to (or allow its Subsidiaries to commit to) any divestitures, licenses, hold separate arrangements or similar matters, including covenants affecting business operating practices in connection with the transactions contemplated under this Agreement.

Section 5.9 Section 16. Prior to the Effective Time, Parent, the Company and their respective Boards of Directors shall adopt resolutions consistent with the interpretive guidance of the SEC and take any other actions as may be required, to the extent permitted under applicable Law, to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated under the Exchange Act.

Section 5.10 Public Announcements.

(a) On the date this Agreement is executed (or if executed after the close of business, no later than the opening of the NASDAQ on the next day), Parent and the Company shall issue a joint press release with respect to the execution hereof and the transactions contemplated hereby. Except as may be required by applicable Law, Order or any listing agreement with or rule of any regulatory body, national securities exchange or association, Parent and the Company shall consult with each other before issuing any press release, making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated by this Agreement.

(b) No Party shall issue any press release or other public statement concerning the transactions contemplated by this Agreement without first providing the other Parties with a written copy of the text of such release or statement and obtaining the consent of the other Parties to such release or statement, which consent will not be unreasonably withheld. The consent provided for in this Section 5.10(b) shall not be required (i) if the delay would preclude the timely issuance of a press release or public statement required by Law or any applicable regulations, or (ii) for a press release or public statement that may be made with respect to a Company Adverse Recommendation Change or Company Acquisition Proposal

Recommendation effected in accordance with Section 5.4. The provisions of this Section 5.10(b) shall not be construed as limiting the Parties from communications consistent with the purposes of this Agreement, including but not limited to seeking the regulatory and stockholder approvals contemplated hereby.

Section 5.11 Notification of Certain Matters.

(a) The Company shall give prompt notice to Parent and Merger Sub upon acquiring Knowledge of any of the following: (i) any representation or warranty contained in Article 3 being untrue or inaccurate when made, (ii) the occurrence of any event or development that would cause (or could reasonably be expected to cause) any representation or warranty contained in Article 3 to be untrue or inaccurate at any time on or before the Closing Date, or (iii) any failure of the Company to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it hereunder.

(b) Parent shall give prompt notice to the Company upon acquiring Knowledge of any of the following: (i) any representation or warranty contained in Article 4 being untrue or inaccurate when made, (ii) the occurrence of any event or development that would cause (or could reasonably be expected to cause) any representation or warranty contained in Article 4 to be untrue or inaccurate at any time on or before the Closing Date, or (iii) any failure of Parent to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it hereunder.

Section 5.12 Payment of Expenses. Except as provided in Section 7.3, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby, regardless of whether the Merger is consummated, except that Parent and the Company shall equally share all fees and expenses, other than attorneys’, accountants’, financial advisors’ and consultants’ fees and expenses (which shall be paid by the Party incurring same), incurred for printing the Proxy Statement/Prospectus, including preliminary materials related thereto, and the Registration Statement, including financial statements and exhibits and any amendments and supplements thereto.

Section 5.13 Indemnification and Insurance.

(a) From and after the Effective Time, subject to applicable Law, Parent will, and will cause the Surviving Corporation to, comply with the obligations of the Company under indemnification agreements between the Company and its directors and officers in effect immediately prior to the Effective Time and described in Section 5.13(a) of the Company Disclosure Letter. Subject to applicable Law, the organizational documents of the Surviving Corporation shall contain provisions with respect to indemnification that are at least as favorable to the Indemnified Parties as those contained in the Company Charter Documents, as in effect on the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of the Company, unless such modification is required by applicable Law. In the event any claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claims shall continue until final disposition of any and all such claims

(b) During the period beginning at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent shall cause the Surviving Corporation, to the fullest extent permitted under applicable Law, to indemnify and hold harmless each person who is as of the date hereof, has been at any time prior to the date hereof, or becomes prior to the Effective Time a director, officer or fiduciary of the Company or any of its Subsidiaries (each such person, together with such person’s heirs, executors or administrators, an “Indemnified Party”) against any costs, expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (a “Claim”), whether asserted or claimed prior to, at or after the Effective Time, arising out of, relating to or in connection with any action or omission in his or her capacity as such occurring or alleged to have occurred at or prior to the Effective Time, including any act or omission in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby. Each Indemnified Party shall also be entitled to advancement of expenses as incurred (and not later that ten Business Days after receipt by Parent or the Surviving Corporation of receipts therefor) to the fullest extent permitted under applicable Law, provided that such Indemnified Party undertakes to repay such advances if it is ultimately determined by a court of competent jurisdiction that such Indemnified Party is not entitled to indemnification. Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Claim for which indemnification could be sought by any Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or such Indemnified Party otherwise consents. In the event of any Claim, any Indemnified Party wishing to claim indemnification shall promptly notify Parent thereof (provided that failure to so notify Parent will not affect the obligations of Parent except to the extent that Parent shall have been prejudiced as a result of such failure) and shall deliver to Parent the undertaking contemplated by the applicable provisions of the DGCL, but without any requirement for the posting of a bond. Without limiting the foregoing, in the event any Claim is brought against any Indemnified Party (whether arising before or after the Effective Time), (i) the Indemnified Party will cooperate reasonably with Parent, at Parent’s expense, in the defense of such matter and (ii) Parent shall have the right to control the defense of such matter and shall retain only one set of legal counsel selected by Parent and reasonably satisfactory to the Indemnified Party (plus one local counsel, if necessary) to represent all Indemnified Parties with respect to each such matter unless the use of one counsel to represent the Indemnified Parties would present such counsel with a conflict of interest, or the representation of all of the Indemnified Parties by the same counsel would be inappropriate due to actual differing interests between them, in which case such additional counsel as may be required (as shall be reasonably determined by the Indemnified Parties and Parent) may be retained by the Indemnified Parties. Parent shall pay all reasonable fees and expenses of all such counsel for such Indemnified Parties. Notwithstanding the foregoing, nothing contained in this Section 5.13 shall be deemed to grant any right to any

Indemnified Party which is not permitted to be granted to a director, officer or fiduciary of the Company under applicable Law, nor shall Parent or the Surviving Corporation be required to indemnify any of the Indemnified Parties to a greater extent than the Company would be required to as of the date hereof pursuant to the Company Charter Documents.

(c) The Surviving Corporation shall maintain the Company’s officers’ and directors’ liability insurance policies and fiduciary liability insurance policies in effect on the date of this Agreement (collectively, the “D&O Insurance”), for a period of not less than six years after the Effective Time, but only to the extent related to actions or omissions occurring at or prior to the Effective Time; provided, however, that (i) the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms no less advantageous to such former directors or officers from insurance carriers with financial strength ratings equal to or greater than the financial strength rating of the Company’s current insurance carrier and (ii) such substitution shall not result in gaps or lapses of coverage with respect to matters occurring prior to the Effective Time; provided, further, that in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 250% of current annual premiums paid by the Company in the aggregate for such insurance (the “Maximum Amount”) to maintain or procure insurance coverage pursuant hereto; and provided, further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, the Surviving Corporation shall procure and maintain for such six year period as much coverage as reasonably practicable for the Maximum Amount. Parent shall have the right to cause coverage to be extended under the D&O Insurance by obtaining a six year “tail” policy on terms and conditions no less advantageous than those contained in the existing D&O Insurance.

(d) This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives. The indemnification and advancement of expenses provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.

(e) In the event that the Surviving Corporation or Parent, or any of their respective successors or assigns, (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Parent, as the case may be, shall succeed to the obligations set forth in this Section 5.13.

(f) The obligations of Parent and the Surviving Corporation under this Section 5.13 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 5.13 applies without the consent of such affected Indemnified Party.

Section 5.14 Employee Matters. With respect to each individual who is employed by the Company immediately prior to the Effective Time (each such employee, an “Affected Employee”):

(a) Each Affected Employee shall remain an at-will employee, except those with employment agreements in place prior to the execution of this Agreement.

(b) If and to the extent permitted by any Parent Benefit Plan, and if and to the extent any Affected Employees are enrolled in or otherwise receive benefits under any Parent Benefit Plan, for purposes of vesting, eligibility to participate and accrual and level of benefits under any such Parent Benefit Plan, each Affected Employee shall be credited for his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent and for the same purpose as such Affected Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan in which such Affected Employee participated or was eligible to participate immediately prior to the Effective Time; provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits or to benefit accrual under a defined benefit pension plan. In addition, and without limiting the generality of the foregoing, if and to the extent that Parent does not maintain coverage for any Affected Employee(s) under any Company Benefit Plan, and if and to the extent permitted by the Parent Benefit Plans, (i) Parent shall cause such Affected Employee(s) to be immediately eligible to participate, without any waiting time, in the comparable Parent Benefit Plan(s), (ii) Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such comparable Parent Benefit Plan(s) to be waived for such Affected Employee(s) and his, her or their covered dependents, unless such conditions would not have been waived under the Company Benefit Plan in which such Affected Employee(s) participated immediately prior to the Effective Time, and (iii) Parent shall cause any eligible expenses incurred by such Affected Employee(s) and his, her or their covered dependents during the portion of the plan year of such Company Benefit Plan ending on the date such Affected Employee’s participation in the comparable Parent Benefit Plan begins to be taken into account under such Parent Benefit Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Affected Employee(s) and his, her or their covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Parent Benefit Plan. Notwithstanding the foregoing, Parent shall have the sole discretion to maintain in effect the Company Benefit Plans, and nothing in this Agreement shall be deemed to require Parent to offer coverage under the Parent Benefit Plans to the Affected Employees or prevent Parent or any of its Subsidiaries from amending, in any way it sees fit, or terminating any Parent Benefit Plan at any time.

(c) Parent shall cause the Surviving Corporation and its Subsidiaries, following the Effective Time, to honor, without modification, all contracts, agreements, collective bargaining agreements and commitments of the parties prior to or at the date hereof or made herein or permitted to be entered into prior to the Effective Time pursuant to this Agreement which apply to any current or former employee or current or former director of the Company; provided, however, that this undertaking is not intended to prevent the Surviving Corporation or its Subsidiaries from enforcing such contracts, agreements, collective bargaining agreements and commitments in accordance with their terms, including any reserved right to amend, modify, suspend, revoke or terminate any such contract, agreement, collective bargaining agreement or commitment.

(d) Nothing herein, express or implied, shall (i) confer upon any Person not a party to this Agreement any rights or remedies of any nature whatsoever, (ii) confer on any Person any right to employment or benefits for any specified period, (iii) be deemed to amend any Parent Benefit Plan or (iv) require Parent, the Company, the Surviving Corporation or any of their respective Affiliates to amend or continue any existing, or establish any new, Benefit Plan.

Section 5.15 Company Board and Executive Officers. At or prior to Closing, the Company shall deliver to Parent written resignations of all members of the Company Board and the board of directors (or equivalent body) of each Company Subsidiary, and all officers of the Company and its Subsidiaries, to be effective as of the Effective Time.

Section 5.16 Tax Matters. The Company shall provide Parent with a certification in accordance with the requirements of Treasury Regulation Section 1.1445-2(c)(3) that it is not a United States real property holding corporation.

Section 5.17 No Other Vote. Other than in accordance with the provisions of Section 5.4, the Company shall not submit to the vote of its stockholders any Company Acquisition Proposal, or propose to do so.

Section 5.18 Additional Instruments and Agreements. Parent, Merger Sub and the Company agree to execute and deliver any and all additional instruments necessary to consummate the transactions contemplated by this Agreement.

Section 5.19 Control of Other Party’s Business. Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s operations or give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, each of Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 5.20 Determination of Net Debt

(a). No later than twelve Business Days prior to the Closing Date the Company shall deliver to Parent (a) a certificate signed by the Chief Executive Officer and Chief Financial Officer of the Company certifying to and setting forth the calculation of Net Debt determined in accordance with the example and using the same methodologies as set forth on Exhibit 1.1 (“Net Debt Certificate”) and (b) bank and other records documenting, in reasonable detail, the individual line items set forth in the calculation of Net Debt included in the Net Debt Certificate. Parent shall have three Business Days after the delivery of the Net Debt Certificate to object to the calculation of Net Debt and the Parties shall negotiate in good faith to resolve any such objections and agree upon a final calculation of Net Debt. If an objection is not timely made the Parties shall be deemed to have agreed upon the calculation of Net Debt set forth in the Net Debt Certificate.

(b) Promptly after the Parties have agreed (or been deemed to have agreed) upon the calculation of Net Debt set forth in the Net Debt Certificate the Parties shall disseminate a joint press release disclosing the final determinations of Cash Consideration and the Exchange Ratio (the “Merger Consideration Press Release”).

Article 6

Conditions

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction, at or prior to the Closing Date, of each of the following conditions, any or all of which may be waived in writing in whole or in part by either Parent or the Company (to the extent permitted by applicable Law):

(a) Stockholder Approval. The Parent Proposal and the Company Proposal shall have been duly and validly approved and adopted by the requisite vote of the stockholders of Parent and the Company, respectively.

(b) Minority Approval. The holders of fifty percent (50%) or more of all of the issued and outstanding shares of Company Stock entitled to vote, and not held by a Parent Tontine Affiliate, a Company Tontine Affiliate, or John Martell, shall not have voted against the Company Proposal (“Company Minority Approval”) and the holders of fifty percent (50%) or more of all of the issued and outstanding shares of Parent Stock entitled to vote, and not held by a Parent Tontine Affiliate, a Company Tontine Affiliate, or John Martell, shall not have voted against the Parent Proposal (“Parent Minority Approval”).

(c) Securities Law Matters. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall be effective at the Effective Time, and no stop order suspending such effectiveness shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend such effectiveness shall have been initiated or threatened and be continuing, and any and all necessary approvals under state securities Laws relating to the issuance or trading of the Parent Common Stock to be issued in the Merger shall have been received.

(d) No Injunctions or Restraints. No Governmental Authority of competent jurisdiction shall have issued, promulgated, enforced or entered any Order, decree, temporary restraining order, preliminary or permanent injunction, or other legal restraint or prohibition that is continuing and which prevents the consummation of the Merger or imposes any material restrictions on the Parties with respect thereto; provided, however, that, prior to invoking this condition, each Party shall have complied fully with its obligations under Section 5.8 and, in addition, shall have used its reasonable best efforts to have any such decree, ruling, injunction or Order vacated, except as otherwise contemplated by this Agreement, including Section 5.8(d).

(e) NASDAQ Listing. Parent shall have filed with NASDAQ the Listing of Additional Shares Notification with respect to the shares of Parent Common Stock to be issued in the Merger.

(f) Stock Election. No Person, other than Parent Tontine Affiliates, shall, in the reasonable determination of the Parent Board, become an Acquiring Person (as such term is defined in that certain Tax Benefit Protection Plan Agreement dated as of January 28, 2013, between Parent and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Parent Rights Agreement”) as a result of the Merger.

(g) Consents and Approvals. Other than filing the Certificate of Merger pursuant to Section 2.1, all consents, approvals, permits and authorizations required to be obtained by the Parties prior to the Effective Time from any Governmental Authority, and to the extent necessary those then required under the Parent Credit Agreement, to consummate the Merger shall have been made or obtained (as the case may be), except for any failures to make such filings or obtain such consents, approvals, permits and authorizations that, individually or in the aggregate, would not constitute a Material Adverse Effect on or with respect to the Surviving Corporation (assuming the Merger has taken place); provided, however, that the provisions of this Section 6.1(g) shall not be available to any Party whose failure to fulfill its obligations pursuant to Section 5.8 shall have been the cause of, or shall have resulted in, the failure to obtain such consent, approval, permit or authorization.

Section 6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction of each of the following conditions, any or all of which may be waived in writing in whole or in part by Parent and Merger Sub:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Sections 3.2, 3.3, 3.9(a) and 3.20 shall be true, accurate and complete in all respects as of the date of this Agreement and (except to the extent such representation or warranty speaks as of an earlier date, in which case the representation or warranty shall be true and correct as of such date) as of the Closing Date as though made on and as of that time, (ii) the representations and warranties of the Company set forth in Section 3.13 shall be true, accurate and complete (disregarding any qualifications as to materiality or Material Adverse Effect) as of the date of this Agreement and (except to the extent such representation or warranty speaks as of an earlier date, in which case the representation or warranty shall be true and correct as of such date) as of the Closing Date as though made on and as of that time, except (in the case of this clause (ii) only) for any failures of such representations and warranties to be so true, accurate and complete that, individually or in the aggregate, would not reasonably be expected to result in any loss or liability in excess of $500,000 and (iii) the representations and warranties of the Company set forth in Article 3 (other than the representations and warranties set forth in Sections 3.2, 3.3, 3.9(a), 3.13 and 3.20) shall be true, accurate and complete (disregarding any qualifications as to materiality or Material Adverse Effect) as of the date of this Agreement and (except to the extent such representation or warranty speaks as of an earlier date, in which case the representation or warranty shall be true and correct as of such date) as of the Closing Date as though made on and as of that time, except (in the case of this clause (iii)

only), for any failures of such representations and warranties to be so true, accurate and complete that, individually or in the aggregate, do not constitute a Company Material Adverse Effect; and Parent shall have received a certificate signed by the Responsible Officers of the Company to such effect.

(b) Performance of Covenants and Agreements by the Company. The Company shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed by the Responsible Officers of the Company to such effect.

(c) Appraisal Rights. The number of Dissenting Shares shall not exceed 5% of the outstanding shares of Company Common Stock immediately prior to the Effective Time.

(d) No Company Material Adverse Effect. From the date of this Agreement through the Closing, there shall not have occurred any event or circumstance that constitutes a Company Material Adverse Effect.

(e) Calculation of Net Debt. The Parties shall have agreed upon the calculation of Net Debt.

Section 6.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction of each of the following conditions, any or all of which may be waived in writing in whole or in part by the Company:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in Sections 4.2, 4.3, 4.9(a) and 4.12 shall be true, accurate and complete in all respects as of the date of this Agreement and (except to the extent such representation or warranty speaks as of an earlier date, in which case the representation or warranty shall be true and correct as of such date) as of the Closing Date as though made on and as of that time and (ii) the representations and warranties of Parent and Merger Sub set forth in Article 4 (other than the representations and warranties set forth in Sections 4.2, 4.3, 4.9(a) and 4.12) shall be true, accurate and complete (disregarding any qualifications as to materiality or Material Adverse Effect) as of the date of this Agreement and (except to the extent such representation or warranty speaks as of an earlier date, in which case the representation or warranty shall be true and correct as of such date) as of the Closing Date as though made on and as of that time, except (in the case of this clause (ii) only), for any failures of such representations and warranties to be so true, accurate and complete that, individually or in the aggregate, do not constitute a Material Adverse Effect with respect to Parent or the Surviving Corporation; and the Company shall have received a certificate signed by the Responsible Officers of Parent to such effect.

(b) Performance of Covenants and Agreements by Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all covenants and agreements required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed by the Responsible Officers of Parent to such effect.

(c) No Parent Material Adverse Effect. From the date of this Agreement through the Closing, there shall not have occurred any event or circumstance that constitutes a Parent Material Adverse Effect.

(d) Delivery of Transfer Instructions. Parent shall have delivered to the Exchange Agent an irrevocable letter of instruction in a form reasonably satisfactory to the Company authorizing and directing the transfer of the Merger Consideration to holders of shares of Company Common Stock upon surrender of such holders’ Certificates representing such shares of Company Common Stock in accordance with Article 2.

(e) Tax Opinion. The Company must have received an opinion of its tax counsel dated as of the Closing Date, to the effect that, for United States federal income tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and the rules and Treasury Regulations (as defined below) promulgated thereunder and (ii) this Agreement constitutes a Plan of Reorganization within the meaning of Section 368 of the Internal Revenue Code. The condition set forth in this Section 6.3(e) shall not be waivable after receipt of the approval of the stockholders of the Company if such waiver would require further stockholder approval to be obtained, unless further stockholder approval is obtained with appropriate disclosure.

Article 7

Termination

Section 7.1 Termination Rights. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of the Parent Proposal by the stockholder of Parent or approval of the Company Proposal by the stockholders of the Company (except as provided below), by action taken by the board of directors of the terminating Party or Parties upon the occurrence of any of the following:

(a) By mutual written consent duly authorized by the Parent Board and the Company Board.

(b) By either the Company or Parent if:

(i) the Merger has not been consummated by the Termination Date (provided, however, that the right to terminate this Agreement pursuant to this clause (i) shall not be available to any Party whose breach of any representation or warranty or failure to perform or satisfy any covenant or agreement under this Agreement has been the principal cause of or resulted in the failure of the Merger to occur on or before such date);

(ii) any Governmental Authority shall have issued an Order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or making consummation of the Merger illegal, and such Order, decree, ruling or other action shall have become final and nonappealable (provided, however, that the right to terminate this Agreement pursuant to this clause (ii) shall not be available to any Party who directly or indirectly initiated such action or whose failure to fulfill any material obligation under this Agreement has been the principal cause of or resulted in such Order, decree, ruling or other action);

(iii) the Company Proposal shall not have been approved by the Required Company Vote and Company Minority Approval at the Company Meeting or at any adjournment or postponement thereof (provided, however, that the right to terminate this Agreement pursuant to this clause (iii) shall not be available to the Company if the failure to obtain approval of the Company Proposal is caused by the action or failure to act of the Company and such action or failure to act constitutes a material breach of this Agreement);

(iv) the Parent Proposal shall not have been approved by the Required Parent Vote and Parent Minority Approval at the Parent Meeting or at any adjournment or postponement thereof (provided, however, that the right to terminate this Agreement pursuant to this clause (iv) shall not be available to Parent if the failure to obtain approval of the Parent Proposal is caused by the action or failure to act of Parent and such action or failure to act constitutes a material breach of this Agreement); or

(c) By Parent if:

(i) There has been a material breach of the representations and warranties made by the Company in Article 3 of this Agreement, which breach (A) would cause a failure of the condition described in Section 6.2(a) and (B) is incapable of being cured by the Termination Date or is not cured by the Company within 20 days following receipt of written notice from Parent of such breach;

(ii) The Company has failed to comply in any material respect with any of its covenants or agreements contained in this Agreement, which failure to comply (A) would cause a failure of the condition described in Section 6.2(b) and (B) is incapable of being cured by the Termination Date or is not cured by the Company within 20 days following written notice from Parent of such failure;

(iii) (A) The Company shall have breached in any material respect any of its obligations under Section 5.4, (B) the Company Board (or any committee thereof) shall have made a Company Adverse Recommendation Change or a Company Acquisition Proposal Recommendation, (C) any Acquired Company shall have entered into a Company Acquisition Agreement or (D) the Company or the Company Board (or any committee thereof) publicly shall have announced its intention to do any of the foregoing; or

(iv) There has been a Company Material Adverse Effect that (A) would cause a failure of the condition described in Section 6.2(c) and (B) is incapable of being cured by the Termination Date or is not cured by the Company within 20 days following receipt of written notice from Parent of such Company Material Adverse Effect.

(d) By the Company if:

(i) There has been a material breach of the representations and warranties made by Parent and Merger Sub in Article 4 of this Agreement, which breach (A) would cause a failure of the condition described in Section 6.3(a), and (B) is incapable of being cured by the Termination Date or is not cured by Parent within 20 days following receipt of written notice from the Company of such breach;

(ii) Parent or Merger Sub has failed to comply in any material respect with any of its covenants or agreements contained in this Agreement, which failure to comply (A) would cause a failure of the condition described in Section 6.3(b) and (B) is incapable of being cured by the Termination Date or is not cured by Parent within 20 days following receipt of written notice from the Company of such failure;

(iii) Prior to the approval of the Company Proposal by the Required Company Vote, and after compliance with Section 5.4(e), the Company Board (or any committee thereof) makes a Company Adverse Recommendation Change or Company Acquisition Proposal Recommendation or the Company enters into a Company Acquisition Agreement; provided, however, that the Company may not terminate this Agreement pursuant to this Section 7.1(d)(iii) unless the Company shall not have breached the terms of Section 5.4 in any material respect. No termination pursuant to this Section 7.1(d)(iii) shall be effective unless the Company simultaneously pays in full the payment required by Section 7.3(a); or

(iv) There has been a Parent Material Adverse Effect that (A) would cause a failure of the condition described in Section 6.3(c) and (B) is incapable of being cured by the Termination Date or is not cured by the Parent within 20 days following receipt of written notice from the Company of such Parent Material Adverse Effect.

Section 7.2 Effect of Termination. If this Agreement is terminated by either the Company or Parent pursuant to the provisions of Section 7.1, this Agreement shall forthwith become null and void, and there shall be no further obligation on the part of any Party or its Affiliates, directors, officers or stockholders except pursuant to the provisions of Section 5.3(c), Section 5.3(d), Section 5.12, Section 7.3, Article 8 and the Confidentiality Agreement (which shall continue pursuant to their terms); provided, however, that a termination of this Agreement shall not relieve any Party from any liability for damages incurred as a result of a willful or intentional material breach by such Party of its representations, warranties, covenants, agreements or other obligations hereunder occurring prior to such termination.

Section 7.3 Fees and Expenses. Notwithstanding the provisions of Section 5.12:

(a) The Company will, immediately upon termination of this Agreement pursuant to any one or more than one of the following provisions, pay, or cause to be paid, to Parent by wire transfer of immediately available funds to an account designated by Parent a termination fee in the amount of Two Hundred Fifty Thousand Dollars ($250,000.00):

(i) Section 7.1(b)(i);

(ii) Section 7.1(b)(iii);

(iii) Section 7.1(c)(i);

(iv) Section 7.1(c)(ii);

(v) Section 7.1(c)(iii); or

(vi) Section 7.1(d)(iii).

Notwithstanding the foregoing, the Company shall not be required to pay, or cause to be paid, to Parent any amounts pursuant to this Section 7.3(a) if the reason the Merger has not been timely consummated is the result of a failure to satisfy the conditions set forth in Section 6.1(b), 6.1(c), 6.1(d) or 6.1(e). For the avoidance of doubt, the maximum amount of any termination fee paid under this section shall be $250,000.00; in no event will termination fees be combined or cumulative.

(b) If the Company consummates, within 365 days of the termination of this Agreement pursuant to Section 7.1(b)(i) or 7.1(b)(iii) , any Company Acquisition Proposal with any Person who had submitted a Company Acquisition Proposal prior to the termination of this Agreement pursuant to Section 7.1(b)(i) or 7.1(b)(iii) (regardless of whether such Company Acquisition Proposal is the same Company Acquisition Proposal having given rise to the termination of this Agreement pursuant to Section 7.1(b)(i) or 7.1(b)(iii)), the Company will immediately thereafter pay, or cause to be paid, to Parent by wire transfer of immediately available funds to an account designated by Parent an additional topping fee of $500,000. Combined with the $250,000 termination fee, this will mean a combined fee of $750,000 paid by the Company to Parent under such circumstances.

(c) Parent will, immediately upon termination of this Agreement pursuant to Section 7.1(b)(iv), pay, or cause to be paid, to the Company by wire transfer of immediately available funds to an account designated by the Company an amount equal to the Company’s out-of-pocket and documented expenses incurred in connection with the transactions contemplated hereby, including without limitation all such expenses relating to accounting, legal and investment banking fees; provided, however, that such amount shall not exceed $250,000 in the aggregate.

(d) The Company acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither Parent nor Merger Sub would have entered into this Agreement. Accordingly, if the Company fails to pay promptly any amounts due pursuant to this Section 7.3, the Company shall pay to Parent its costs and expenses (including attorneys’ fees and expenses) in connection with collecting these amounts, together with interest on the amounts so owed, at the rate of interest per annum specified as the Prime Rate in The Wall Street Journal as of the date of termination plus 2.0%, from the date of termination of this Agreement until the date all such amounts are paid to Parent.

(e) Parent acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company would not have entered into this Agreement. Accordingly, if Parent fails to pay promptly any amounts due pursuant to this Section 7.3, Parent shall pay to the

Company its costs and expenses (including attorneys’ fees and expenses) in connection with collecting these amounts, together with interest on the amounts so owed, at the rate of interest per annum specified as the Prime Rate in The Wall Street Journal as of the date of termination plus 2.0%, from the date of termination of this Agreement until the date all such amounts are paid to the Company.

Article 8

Miscellaneous

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations or warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the consummation of the Merger.

Section 8.2 Amendment. This Agreement may be amended by the Parties at any time before or after approval of the Company Proposal by the stockholders of the Company; provided, however, that, after any such approval, no amendment shall be made without the further approval of such stockholders if such amendment would (a) in any way materially adversely affect the rights of the Company stockholders (other than a termination of this Agreement in accordance with the provisions hereof) or (b) require a shareholder vote under applicable Law or the rules of any securities exchange on which the Company Common Stock is listed or admitted to trading. This Agreement may not be amended except by a written instrument signed by an authorized representative of each of the Parties.

Section 8.3 Notices. Any notice or other communication required or permitted hereunder shall be in writing and, unless delivery instructions are otherwise expressly set forth above herein, either delivered personally (effective upon delivery), by facsimile transmission (effective upon confirmation of successful transmission), by recognized overnight delivery service (effective on the next day after delivery to the service), or by registered or certified mail, postage prepaid and return receipt requested (effective on the third Business Day after the date of mailing), at the following addresses or facsimile transmission numbers (or at such other address(es) or facsimile transmission number(s) for a Party as shall be specified by like notice):

To Parent and/or Merger Sub:	Integrated Electrical Services, Inc.
5433 Westheimer Road, Suite 500
Houston, Texas 77056
	Attention:	James M. Lindstrom
Chief Executive Officer
	Facsimile:	(713) 860-1590

with a copy (which shall	Andrews Kurth LLP
not constitute notice) to:	600 Travis Street, Suite 4200
Houston, Texas 77002
	Attention:	G. Michael O’Leary, Esq.
	Facsimile:	(713) 238-7130

To the Company:	MISCOR Group, Ltd.
800 Nave Road, SE
Massillon, OH 44646
	Attention:	Michael P. Moore
President and Chief Executive Officer
	Facsimile:	(330) 830-3522

with a copy (which shall	Tuesley Hall Konopa LLP
not constitute notice) to:	212 E. LaSalle Ave
South Bend, Indiana 46617
	Attention:	James M. Lewis, Esq.
	Facsimile:	(574) 232-3790

Section 8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties whether such delivery is by physical delivery or by means of a facsimile or portable document format (pdf) transmission, it being understood that all Parties need not sign the same counterpart.

Section 8.5 Severability. The provisions of this Agreement will be severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any Party. Subject to the preceding sentence, any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be deemed modified to the minimum extent necessary to make such term or provision valid and enforceable, provided that if such term or provision is incapable of being so modified, then such term or provision shall be deemed ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.6 Entire Agreement; No Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreement and the documents and instruments delivered by the Parties in connection with this Agreement): (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) except as provided in Section 5.13 (which is intended to be for the benefit of the Persons covered thereby) is solely for the benefit of the Parties and their respective successors, legal representatives and assigns and does not confer on any Person other than the Parties any rights or remedies hereunder. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties hereto in accordance with Section 8.9 without notice of liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Without limiting the foregoing, it is expressly understood and agreed that the provisions of Section 5.14 are statements of intent, and no Company Employee or other Person shall have any rights or remedies with respect thereto (including any right of employment) and no Person is intended to be a Third Party beneficiary thereof.

Section 8.7 Applicable Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the State of Delaware (including the Laws of Delaware with respect to statutes of limitation and statutes of repose).

Section 8.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any such attempted assignment without such consent shall be immediately null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 8.9 Waivers. At any time prior to the Effective Time, any Party may, for itself only and to the extent legally allowed: (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive performance of any of the covenants or agreements, or satisfaction of any of the conditions, contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed by an authorized representative of such Party. Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any Party of a breach of any provision hereof shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provisions hereof.

Section 8.10 Confidentiality Agreement. The Confidentiality Agreement shall remain in full force and effect following the execution of this Agreement and is hereby incorporated herein by reference, and shall constitute a part of this Agreement for all purposes. Any and all information received by Parent and the Company pursuant to the terms and provisions of this Agreement shall be governed by the applicable terms and provisions of the Confidentiality Agreement.

Section 8.11 Incorporation. Exhibits and Schedules referred to herein are attached to and by this reference incorporated herein for all purposes.

Section 8.12 Specific Performance; Remedies. Each Party acknowledges and agrees that the other Parties would be damaged irreparably if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the Parties will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and its provisions in any action or proceeding instituted in any state or federal court sitting in the State of Delaware having jurisdiction over the parties and the matter, in addition to any other remedy to which they may be entitled, at Law or in equity. Except as expressly provided herein, the rights, obligations and remedies created by this Agreement are cumulative and in addition to any other rights, obligations or remedies otherwise available at Law or in equity. Except as expressly provided herein, nothing herein will be considered an election of remedies.

Section 8.13 Waiver of Jury Trial. Each of the Parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement. Each of the Parties hereto (a) certifies that no Representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 8.13.

(Signature Page Follows)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives, on the date first written above.

Company:

MISCOR Group, Ltd., an Indiana corporation

By:	/s/ Michael P. Moore
Name:	Michael P. Moore
Title:	President and Chief Executive Officer

Parent:

Integrated Electrical Services, Inc., a Delaware corporation

By:	/s/ James M. Lindstrom
Name:	James M. Lindstrom
Title:	Chief Executive Officer

Merger Sub:

IES Subsidiary Holdings, Inc., a Delaware corporation

By:	/s/ James M. Lindstrom
Name:	James M. Lindstrom
Title:	President